Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Advantage Announces Third Quarter 2009 Results, Continued Success at
     Glacier and A 44% Reduction in Debt Obligations

     (TSX: AAV, NYSE: AAV)

     CALGARY, Nov. 12 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage" or the
"Corporation") is pleased to announce its unaudited operating and financial results for the third quarter ended September 30, 2009.

     <<
     Financial and Operating Highlights

                                   Three months ended      Nine months ended
                                       September 30           September 30
                                     2009       2008        2009        2008
     -------------------------------------------------------------------------
     Financial ($000, except as
      otherwise indicated)
     Revenue before
      royalties(1)             $   93,101  $  195,384  $  330,710  $  592,757
       per share(2)            $     0.58  $     1.39  $     2.21  $     4.27
       per boe                 $    42.82  $    65.51  $    42.66  $    66.52
     Funds from operations     $   42,104  $   93,345  $  149,285  $  291,717
       per share(2)            $     0.26  $     0.67  $     1.00  $     2.10
       per boe                 $    19.38  $    31.31  $    19.27  $    32.73
     Expenditures on property
      and equipment            $   42,658  $   67,744  $  111,020  $  156,279
     Working capital
      deficit(3)               $  109,581  $   72,928  $  109,581  $   72,928
     Bank indebtedness         $  330,800  $  540,078  $  330,800  $  540,078
     Convertible debentures
      (face value)             $  132,221  $  219,195  $  132,221  $  219,195
     Shares outstanding at
      end of period (000)         162,476     141,333     162,476     141,333
     Basic weighted average
      shares (000)                161,182     140,192     149,916     138,806
     Operating
     Daily Production
       Natural gas (mcf/d)         91,200     122,627     111,288     123,611
       Crude oil and NGLs
        (bbls/d)                    8,431      11,980       9,853      11,920
       Total boe/d (at) 6:1        23,631      32,418      28,401      32,522
     Average prices (including
      hedging)
       Natural gas ($/mcf)     $     6.10  $     7.55  $     6.07  $     8.32
       Crude oil and NGLs
        ($/bbl)                $    54.02  $   100.02  $    54.38  $    95.24

     (1) includes realized derivative gains and losses
     (2) based on basic weighted average shares outstanding
     (3) working capital deficit includes accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, distributions payable, and the current portion of capital lease obligations and convertible debentures
     >>

     MESSAGE TO SHAREHOLDERS

     Advantage reduced its debt obligations by 44% and strengthened its balance sheet through the completion of an equity financing and the closing of two asset dispositions. Success continued at our Montney natural gas resource play at Glacier, Alberta with strong well results, capital cost reductions and approval of a new 50 mmcf/d gas plant that is now under construction.

     <<
     Financial

     Funds from Operations Strengthened through Hedging Gains, Lower Royalty
     Rates and Continued Reductions in Operating Costs

     -   Funds from operations of $42.1 million for the third quarter of 2009 was supported by strong hedging gains, lower royalty rates and lower operating costs. Funds from operations decreased 55% from the same period in 2008 due to the sale of approximately 8,100 boe/d during the third quarter and significantly lower commodity prices compared to the high oil and natural gas prices realized during the third quarter of 2008.

     -   Advantage's third quarter capital program of $42.7 million was substantially financed from our funds from operations. In excess of
         80% of the third quarter capital program was invested at Glacier to drill and complete wells and pre-order long lead equipment for our new gas plant.

     -   For the three months ended September 30, 2009, our hedging program contributed a net gain of $24.6 million to funds from operations which helped to partially mitigate the reduction in commodity prices.

     -   Average daily production for the three months ended September 30,
         2009 decreased 24% to 23,631 boe/d (64% natural gas) compared to the second quarter of 2009. Production decreased 27% when compared to the same period of 2008 due primarily to the sale of approximately
         8,100 boe/d during the quarter. Natural gas production at Lookout
         Butte (1,100 boe/d) remained shut-in through the entire third quarter with additional curtailments at smaller operated and non-operated properties (300 boe/d) due to low commodity prices. We anticipate
         Lookout Butte and the smaller properties to resume production during the latter portion of the fourth quarter with improved natural gas prices.

     -   Operating costs for the three months ended September 30, 2009 was
         $11.55/boe which is a decrease of 16% when compared to the same period in 2008 and a decrease of 7% from the second quarter of 2009.
         Cost reductions are a result of optimization efforts, a lower service and supply cost environment and the sale of higher cost properties.

     -   Royalties during the third quarter of 2009 decreased 7% to a royalty rate of 12.8% as compared to the same period of 2008. The decrease is driven by significantly lower commodity prices and the impact of
         Alberta's royalty incentive programs.

     Continued Success at Glacier

     Glacier - Phase I Update

     -   Phase I of the Glacier development plan was completed during the second quarter of 2009 with a total ten horizontal wells (8 Upper
         Montney and 2 Lower Montney) placed on-production. Advantage's
         Montney wells demonstrated 30 day initial production rates of
         2 mmcf/d to over 5 mmcf/d which meets our expectations and is similar to the majority of horizontal well results through the Swan, Tupper, and Pouce Coupe South Montney fairway. Additional delineation drilling and more production history will be required to better define the longer term production trend on our extensive land base, however we are pleased with the preliminary results and more recent completion tests which support long term development plans for
         Glacier. As more wells are drilled through our land base, we expect
         'sweet spots' in the Montney to be further delineated and additional resource potential in other formations to be evaluated which could add more opportunity to the already significant drilling inventory.

     -   Drilling in the Montney is economic at $4.00 to $4.50 Cdn AECO per mcf and is considered one of the top tier natural gas resource plays in North America. The economics are further enhanced by Advantage's strong hedging position and the Alberta royalty and drilling incentive programs.

     Glacier - Phase II Development Program

     -   Phase II began in July 2009 and involves the drilling of new wells and facilities expansions to grow production capacity to a target of
         50 mmcf/d during the second quarter of 2010. Production at Glacier is anticipated to increase during the first quarter of 2010 and peak during the second quarter of 2010.

     -   All necessary regulatory approvals have been received for Advantage's new 50 mmcf/d gas plant and construction has commenced. The completion date for the new gas plant, additional compression and expansion of the existing gas gathering system is targeted for the second quarter of 2010.

     -   From July 2009 to November 12, 2009, a total of 8 gross (8 net)
         horizontal wells have been drilled by Advantage as operator and 7 gross (2.5 net) horizontal wells have been drilled on joint interest lands through the deployment of up to four drilling rigs. Our Phase
         II development plan, which continues to June 2010, includes a total of 16 gross (16.0 net) horizontal wells, 1 gross (1 net) vertical well and 16 gross (6.1 net) horizontal wells on joint interest lands.

     -   To date, a total of 6 of the 15 gross horizontal wells drilled have been completed and tested at an average test rate of 4.6 mmcf/d. One of the horizontal wells on an Advantage three well horizontal pad demonstrated the highest completion test rate to date at 9 mmcf/d with a flowing pressure of 11 mpa (1,595 psig) after a 13 stage frac was completed. The three well horizontal pad had a combined test rate of over 18 mmcf/d at an average flowing pressure of 6.5 mpa
         (940 psig).

     -   Advantage employs a disciplined and continuous improvement approach to optimize costs in order to improve project economics. Advantage's strategy to capitalize on lower industry costs combined with improved technical knowledge has reduced drilling costs per meter by 43% and per frac costs by 57% since 2008. For example, we continue to improve our understanding of the geology and variability within the Montney fairway by employing techniques such as micro-seismic and production logging to progress our learning curve.

     -   Improvements in wellsite design from knowledge gained during the commissioning of our initial ten producing horizontal wells could lead to cost reductions by as much as 35% per well. The design changes will be implemented during our Phase II development program and could lead to significant long term cost savings over the life of the Glacier project.

     -   New wells drilled and placed on production between March 31, 2009 and
         March 31, 2011 will qualify for the Alberta royalty incentive program which includes a 5% royalty rate for the first year or 0.5 bcf of production and an additional drilling credit of up to $200 per meter of drilled depth subject to a maximum of 40% of Alberta crown royalties paid by Advantage over a calendar year. The majority of wells drilled during Phase II and Phase III will be directed primarily at the Upper Montney to capture the benefits of the royalty and drilling credit incentive program which is currently set to expire on March 31, 2011. Increased drilling in the Lower Montney can be deferred as the depth of the Lower Montney formation qualifies for the previously announced Alberta deep drilling incentive program which continues after March 31, 2011 and could result in
         approximately $3.2 million in incentive credits per horizontal well.

     Improved Financial Flexibility

     -   In July 2009, we completed our conversion to a growth oriented corporation and significantly improved our balance sheet by closing two asset dispositions and completing an equity financing which generated gross proceeds of $354.6 million.

     -   Total outstanding debt obligations have been reduced by 44% from
         $829 million at June 30, 2009 to $462 million at September 30, 2009.

     -   Advantage's bank debt at September 30, 2009 is $330 million versus our current credit facility of $525 million resulting in an unutilized capacity of $195 million. A total of $132 million of convertible debentures remain outstanding of which $69 will mature mid-year 2010 and $63 at the end of 2011.

     -   Advantage's tax pool position is estimated to be $1.5 billion net of dispositions and provides a strong position to shield future cash flows from corporate tax.

     Strong Hedging Program to Support Future Cash Flow

     -   Advantage's hedging program includes 82% of our net natural gas production hedged for the fourth quarter of 2009 at an average price of $8.17 Cdn AECO per mcf and 58% hedged for 2010 at an average price of $7.46 Cdn AECO per mcf. Crude oil hedges for the fourth quarter of
         2009 include 53% of our net crude oil production hedged at an average floor price of $62.40 Cdn per bbl and 31% hedged for 2010 at an average price of $67.83 Cdn per bbl. Details on our hedging program are available on our website.

     -   Our strategy will be to continue to employ a multi-year hedging program to reduce the volatility in cash flow in support of capital requirements.

     Looking Forward

     -   On July 8, 2009, Advantage announced an updated corporate capital budget for the 12 month period ending June 2010. The corporate capital budget has been set at $207 million (approximately
         $110 million during H2 2009) and will continue to focus on our
         Montney natural gas resource play at Glacier, Alberta. Phase II of the development plan at Glacier will constitute approximately 80% of our corporate capital budget.

     -   Funds from operations for the 12 month period ending June 30, 2010 based on the mid-range of guidance is estimated at $196 million using an average NYMEX natural gas price of $4.52 US/mmbtu (AECO $4.42
         Cdn/mcf), WTI oil price of $77.90 US/bbl and an $0.93 Cdn/$US exchange rate. Advantage's current hedging positions have been included in the funds from operations estimate.

     -   As a result of the continued shut-in of natural gas production at
         Lookout Butte through the third quarter and the shut-in of several smaller operated and non-operated properties due to lower natural gas prices, we anticipate that production will trend towards the lower end of the H2 2009 production guidance that was provided
         (approximately 22,700 boe/d). The natural gas production shut-ins from these properties have a smaller impact on funds from operations due to the lower netbacks as they are not covered by our hedge positions. Plans are to resume production from these properties as natural gas prices improve through the fourth quarter. We also anticipate that royalty rates will trend lower to approximately 13%
         with operating costs between $11.50 and $12.00/boe through H2 2009.

     -   A full year 2010 capital budget and guidance will be provided before year-end 2009.
     >>

     Advantage is well positioned to pursue future development plans at
Glacier with our strong balance sheet, solid hedging position and conversion to a growth oriented corporation. With a stable production base and an inventory of over 500 drilling locations at Glacier, management will continue to employ a disciplined approach to create long term growth in shareholder value.

     MANAGEMENT'S DISCUSSION & ANALYSIS

     The following Management's Discussion and Analysis ("MD&A"), dated as of
November 12, 2009, provides a detailed explanation of the financial and operating results of Advantage Oil & Gas Ltd. ("Advantage", the "Corporation",
"us", "we" or "our") for the three and nine months ended September 30, 2009 and should be read in conjunction with the consolidated financial statements contained within this interim report and the audited financial statements and
MD&A of the predecessor legal entity, Advantage Energy Income Fund (the
"Fund") for the year ended December 31, 2008. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all references are to Canadian dollars unless otherwise indicated. All per barrel of oil equivalent ("boe") amounts are stated at a conversion rate of six thousand cubic feet of natural gas being equal to one barrel of oil or liquids.

     Forward-Looking Information

     This MD&A contains certain forward-looking statements, which are based on our current internal expectations, estimates, projections, assumptions and beliefs. These statements relate to future events or our future performance.
All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue",
"estimate", "expect", "may", "will", "project", "predict", "potential",
"targeting", "intend", "could", "might", "should", "believe", "would" and similar or related expressions. These statements are not guarantees of future performance.
     In particular, forward-looking statements included in this MD&A include, but are not limited to, statements with respect to average production and projected exit rates; areas of operations; spending and capital budgets;
availability of funds for our capital program; the size of, and future net revenues from, reserves; the focus of capital expenditures; expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; projections of market prices and costs;
the performance characteristics of our properties; our future operating and financial results; capital expenditure programs; supply and demand for oil and natural gas; average royalty rates; and amount of general and administrative expenses. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described can be profitably produced in the future.
     These forward-looking statements involve substantial known and unknown risks and uncertainties, many of which are beyond our control, including the effect of acquisitions; changes in general economic, market and business conditions; changes or fluctuations in production levels; unexpected drilling results, changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements;
changes to legislation and regulations and how they are interpreted and enforced, changes to investment eligibility or investment criteria; our ability to comply with current and future environmental or other laws; our success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; competition from other producers; the lack of availability of qualified personnel or management; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry and income trusts;
hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; stock market volatility; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties are described in the
Fund's Annual Information Form which is available at www.sedar.com and
www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage and the Fund files with Canadian securities authorities.
     With respect to forward-looking statements contained in this MD&A,
Advantage has made assumptions regarding: current commodity prices and royalty regimes; availability of skilled labour; timing and amount of capital expenditures; future exchange rates; the price of oil and natural gas; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; royalty rates and future operating costs.
     Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes.
Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

     Corporate Conversion and Asset Dispositions

     On March 18, 2009, we announced that our Board of Directors had approved conversion to a growth oriented corporation and a strategic asset disposition program to increase financial flexibility.
     On July 9, 2009, Unitholders of the Fund voted 91.64% in favour of the corporate conversion at the annual general and special meeting of the Fund, with subsequent approval by the courts. The conversion will enable Advantage to pursue a business plan that is focused on the development and growth of the
Montney natural gas resource play at Glacier, Alberta.
     The Corporation retained a financial advisor to assist with the disposition of light oil and natural gas producing properties located in
Northeast British Columbia, West Central Alberta and Northern Alberta.
Proposals were received and evaluated by Advantage with two purchase and sale agreements signed for net proceeds of $243.6 million, subject to further adjustments, and representing production of approximately 8,100 boe/d. Both of these sales successfully closed in July 2009 with the net proceeds used to reduce outstanding debt. Advantage may utilize its credit facilities in the future to redeem certain of the Corporation's convertible debentures as they mature and to help finance its future capital program.
     Given these business developments, historical operating and financial performance will not be indicative of future performance.

     Non-GAAP Measures

     The Corporation discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations, funds from operations per share and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance, leverage and provide an indication of the results generated by the Corporation's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.
     Funds from operations, as presented, is based on cash provided by operating activities before expenditures on asset retirement and changes in non-cash working capital. Funds from operations per share is based on the number of shares outstanding during each applicable period. Cash netbacks are dependent on the determination of funds from operations and include the primary cash revenues and expenses on a per boe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

     <<
                   Three months ended            Nine months ended
                      September 30                  September 30
                     2009      2008    % change    2009      2008    % change
     -------------------------------------------------------------------------
     Cash provided
      by operating
      activities   $ 50,671  $115,521     (56)%  $131,506  $290,996     (55)%
     Expenditures
      on asset
      retirement        868       344      152%     4,490     6,291     (29)%
     Changes in
      non-cash
      working
      capital        (9,435)  (22,520)    (58)%    13,289    (5,570)   (339)%
     -------------------------------------------------------------------------
     Funds from
      operations   $ 42,104  $ 93,345     (55)%  $149,285  $291,717     (49)%
     -------------------------------------------------------------------------

     Overview
                   Three months ended            Nine months ended
                      September 30                  September 30
                     2009      2008    % change    2009      2008    % change
     -------------------------------------------------------------------------
     Cash provided
      by operating
      activities
      ($000)       $ 50,671  $115,521    (56)%   $131,506  $290,996     (55)%
     Funds from
      operations
      ($000)       $ 42,104  $ 93,345    (55)%   $149,285  $291,717     (49)%
       per
        share(1)   $   0.26  $   0.67    (61)%   $   1.00  $   2.10     (52)%

     (1) Based on basic weighted average shares outstanding.
     >>

     Cash provided by operating activities and funds from operations have decreased significantly for the three and nine months ended September 30, 2009 as compared to the same periods of 2008 due to considerably lower revenue.
Lower revenue is the result of depressed commodity prices, partially offset by substantial gains realized on strong derivative contracts, and lower production from the successful asset dispositions that closed in July 2009.
The current global recession has resulted in drastic reductions in commodity prices from lower demand and excess supply. This challenging environment has continued into the fourth quarter of 2009 and we expect to see weak commodity prices for the near-term. However, it is also important to recognize that although commodity prices were weaker during the third quarter of 2009, our cash netback actually increased 6% to $19.38 per boe from $18.26 per boe in the second quarter of 2009. This improvement occurred as we realized additional derivative gains as a higher proportion of our production was hedged for the three months ended September 30, 2009. Additionally, we realized decreases in both royalties and operating costs as compared to the second quarter of 2009. We continue to experience lower operating costs per boe as an aggressive optimization program through 2008 and into 2009 is continuing to demonstrate positive benefits and we will seek further opportunities to improve our operating cost structure.
     The primary factor that causes significant variability of the
Corporation's cash provided by operating activities, funds from operations, and net income is commodity prices. Refer to the section "Commodity Prices and
Marketing" for a more detailed discussion of commodity prices and our price risk management.

     <<
     Revenue
                   Three months ended            Nine months ended
                      September 30                  September 30
     ($000)          2009      2008    % change    2009      2008    % change
     -------------------------------------------------------------------------
     Natural gas
      excluding
      hedging      $ 24,266  $ 97,618     (75)%  $121,608  $303,299     (60)%
     Realized
      hedging
      gains
      (losses)       26,935   (12,480)   (316)%    62,837   (21,631)   (390)%
     -------------------------------------------------------------------------
     Natural gas
      including
      hedging      $ 51,201  $ 85,138     (40)%  $184,445  $281,668     (35)%
     -------------------------------------------------------------------------
     Crude oil and
      NGLs
      excluding
      hedging      $ 44,204  $119,000     (63)%  $138,887  $330,370     (58)%
     Realized
      hedging
      gains
      (losses)       (2,304)   (8,754)    (74)%     7,378   (19,281)   (138)%
     -------------------------------------------------------------------------
     Crude oil and
      NGLs
      including
      hedging      $ 41,900  $110,246     (62)%  $146,265  $311,089     (53)%
     -------------------------------------------------------------------------
     Total
      revenue(1)   $ 93,101  $195,384     (52)%  $330,710  $592,757     (44)%
     -------------------------------------------------------------------------

     (1) Total revenue excludes unrealized derivative gains and losses.
     >>

     Natural gas, crude oil and NGLs revenues, excluding hedging, decreased significantly for the three and nine months ended September 30, 2009, as compared to 2008, due to lower commodity prices and production. Reduced production is primarily due to our successful asset dispositions that closed in July 2009 for net proceeds of $243.6 million, subject to further adjustments, representing production of approximately 8,100 boe/d. Lower commodity prices have continued from the ongoing global recession that has reduced demand. For the three month period ended September 30, 2009, realized natural gas prices, excluding hedging, decreased a substantial 67% while realized crude oil and NGL prices, excluding hedging, decreased 47%. For the nine month period ended September 30, 2009, realized natural gas prices, excluding hedging, decreased 55% while realized crude oil and NGL prices, excluding hedging, decreased 49%. However, as a result of our commodity price risk management program, we recognized natural gas and crude oil hedging net gains of $24.6 million and $70.2 million for the three and nine months ended
September 30, 2009, respectively. The Corporation enters derivative contracts whereby realized hedging gains and losses partially offset commodity price fluctuations, which can positively or negatively impact revenues.

     <<
     Production

                   Three months ended            Nine months ended
                      September 30                  September 30
                     2009      2008    % change    2009      2008    % change
     -------------------------------------------------------------------------
     Natural gas
      (mcf/d)        91,200   122,627     (26)%   111,288   123,611     (10)%
     Crude oil
      (bbls/d)        6,289     9,566     (34)%     7,643     9,576     (20)%
     NGLs (bbls/d)    2,142     2,414     (11)%     2,210     2,344      (6)%
     -------------------------------------------------------------------------
     Total (boe/d)   23,631    32,418     (27)%    28,401    32,522     (13)%
     -------------------------------------------------------------------------
     Natural gas (%)    64%       63%                 65%       63%
     Crude oil (%)      27%       30%                 27%       29%
     NGLs (%)            9%        7%                  8%        8%
     >>

     Average daily production for the third quarter of 2009 was 24% lower than the second quarter of 2009 and 27% lower than the same period of the prior year due to the successfully completed asset dispositions that closed in July
2009 for net proceeds of $243.6 million, subject to further adjustments. Net proceeds were used to reduce outstanding bank indebtedness. The disposed properties represented approximately 8,100 boe/d of production. Production of
1,100 boe/d at our Lookout Butte property in Southern Alberta has remained shut-in since August 2008 due to an extended third party outage at the
Waterton gas plant where a significant modification project was underway. The modification project is substantially completed and our production will be brought back on production as commodity prices improve. Additionally, we experienced curtailments during the current quarter of approximately 300 boe/d at smaller operated and non-operated properties due to continued poor natural gas prices. It is anticipated that these smaller properties will also resume production as natural gas prices increase during the later portion of the fourth quarter.

     <<
     Commodity Prices and Marketing

     Natural Gas

                   Three months ended            Nine months ended
                      September 30                  September 30
     ($/mcf)         2009      2008    % change    2009      2008    % change
     -------------------------------------------------------------------------
     Realized
      natural gas
      prices
       Excluding
        hedging    $   2.89  $   8.65     (67)%  $   4.00  $   8.95     (55)%
       Including
        hedging    $   6.10  $   7.55     (19)%  $   6.07  $   8.32     (27)%
     AECO monthly
      index        $   3.03  $   9.27     (67)%  $   4.10  $   8.58     (52)%
     >>

     Realized natural gas prices, excluding hedging, were significantly lower for the three and nine months ended September 30, 2009 than the same periods of 2008 and decreased 19% from the second quarter of 2009 resulting in some of the lowest prices that Advantage has ever experienced. Fortunately, our commodity hedging strategy resulted in realized natural gas prices, including hedging, that exceed current market prices. This has significantly mitigated the negative impact from lower natural gas prices and has protected cash flow.
The 2007/2008 winter season in North America caused inventory levels to decline to approximately the five-year average resulting in stronger prices during early 2008. However, since the second half of 2008 there has been significant softening of natural gas prices from higher US domestic natural gas production, mild weather conditions and forecasts, and the ongoing global recession that has impacted demand. These factors have resulted in much higher inventory levels that continue to place considerable downward pressure on natural gas prices. Unfortunately, these conditions have continued with AECO gas presently trading at approximately $3.30/GJ. Although we continue to believe in the longer-term pricing fundamentals for natural gas, we are concerned about the current pricing and economic environment that has the potential to extend for a considerable period of time. The global recession could delay the recovery of natural gas pricing longer than anticipated. While the current pricing situation is quite weak, some of the factors that we believe will support stronger future natural gas prices include: (i)
significantly less natural gas drilling projected in Canada and the US, which will reduce productivity to offset declines, (ii) the increasing focus on resource style natural gas wells, which have high initial declines, and which are becoming a larger proportion of the total natural gas supply based in
Canada and the US, (iii) the potential demand for natural gas for the Canadian oil sands projects, and (iv) fuel switching to natural gas.

     <<
     Crude Oil and NGLs

                   Three months ended            Nine months ended
                      September 30                  September 30
     ($/bbl)         2009      2008    % change    2009      2008    % change
     -------------------------------------------------------------------------
     Realized
      crude oil
      prices
       Excluding
        hedging    $  65.34  $ 112.35     (42)%  $  56.24  $ 104.52     (46)%
       Including
        hedging    $  61.36  $ 102.40     (40)%  $  59.77  $  97.17     (38)%
     Realized
      NGLs prices
       Excluding
        hedging    $  32.46  $  90.60     (64)%  $  35.72  $  87.37     (59)%
     Realized
      crude oil
      and NGL
      prices
       Excluding
        hedging    $  56.99   $107.96     (47)%  $  51.64  $ 101.15     (49)%
       Including
        hedging    $  54.02  $ 100.02     (46)%  $  54.38  $  95.24     (43)%
     WTI ($US/bbl) $  68.29  $ 118.13     (42)%  $  57.13  $ 113.38     (50)%
     $US/$Canadian
      exchange
      rate         $   0.91  $   0.96      (5)%  $   0.86  $   0.98     (12)%
     >>

     Realized crude oil and NGLs prices, excluding hedging, decreased considerably for the three and nine months ended September 30, 2009, as compared to the same periods of 2008 and increased 2% from the second quarter of 2009. Advantage's realized crude oil price may not change to the same extent as WTI, due to changes in the $US/$Canadian exchange rate, and changes in Canadian crude oil differentials relative to WTI. The price of WTI fluctuates based on worldwide supply and demand fundamentals. There has been significant price volatility experienced over the last several years whereby
WTI reached historic high levels in the first half of 2008, followed by a record decline in the latter half of the year and into 2009, the result of demand destruction brought on by the global recession. There has been a respectable improvement during the second and third quarters of 2009, and WTI is currently trading at approximately US$79/bbl. We continue to believe that the long-term pricing fundamentals for crude oil remain strong with many factors affecting the continued strength including (i) supply management and supply restrictions by the OPEC cartel, (ii) frequent civil unrest in various crude oil producing countries and regions, (iii) strong relative demand in developing countries, particularly in China and India, and (iv) production declines and reduced drilling.

     Commodity Price Risk

     The Corporation's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by economic and, in the case of oil prices, political factors.
Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions, impact prices. Any movement in oil and natural gas prices could have an effect on the
Corporation's financial condition and performance. As current and future practice, Advantage has established a financial hedging strategy and may manage the risk associated with changes in commodity prices by entering into derivatives. Although these commodity price risk management activities could expose Advantage to losses or gains, entering derivative contracts helps us to stabilize cash flows and ensures that our capital expenditure program is substantially funded by such cash flows. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities.
     We have been active in entering new financial contracts to protect future cash flows and currently the Corporation has fixed commodity prices on anticipated production as follows:

     <<
                                   Approximate
                                    Production
                                 Hedged, Net of     Average         Average
     Commodity                     Royalties(1)   Floor Price   Ceiling Price
     -------------------------------------------------------------------------
     Natural gas - AECO
       October to December 2009        82%       Cdn$8.17/mcf    Cdn$8.17/mcf
       -----------------------------------------------------------------------
       January to March 2010           81%       Cdn$7.64/mcf    Cdn$7.64/mcf
       April to June 2010              59%       Cdn$7.53/mcf    Cdn$7.53/mcf
       July to September 2010          45%       Cdn$7.27/mcf    Cdn$7.27/mcf
       October to December 2010        46%       Cdn$7.27/mcf    Cdn$7.27/mcf
       -----------------------------------------------------------------------
       Total 2010                      58%       Cdn$7.46/mcf    Cdn$7.46/mcf
       -----------------------------------------------------------------------

       January 2011                    24%       Cdn$7.25/mcf    Cdn$7.25/mcf
       -----------------------------------------------------------------------

     Crude Oil - WTI
       October to December 2009        53%      Cdn$62.40/bbl   Cdn$69.40/bbl
       -----------------------------------------------------------------------
       January to March 2010           28%      Cdn$62.80/bbl   Cdn$62.80/bbl
       April to June 2010              30%      Cdn$69.50/bbl   Cdn$69.50/bbl
       July to September 2010          32%      Cdn$69.50/bbl   Cdn$69.50/bbl
       October to December 2010        34%      Cdn$69.50/bbl   Cdn$69.50/bbl
       -----------------------------------------------------------------------
       Total 2010                      31%      Cdn$67.83/bbl   Cdn$67.83/bbl
       -----------------------------------------------------------------------

       January 2011                    35%      Cdn$69.50/bbl   Cdn$69.50/bbl
       -----------------------------------------------------------------------
     (1) Approximate production hedged is based on our assumed average production by quarter, net of royalty payments, and takes into consideration our asset dispositions that closed in July 2009.
     >>

     For the nine month period ended September 30, 2009, we recognized in income a net realized derivative gain of $70.2 million (September 30, 2008 -
$40.9 million net realized derivative loss) on settled derivative contracts.
As at September 30, 2009, the fair value of the derivatives outstanding and to be settled was a net asset of approximately $31.7 million (December 31, 2008 -
$41.0 million net asset). For the nine months ended September 30, 2009, $9.3 million was recognized in income as an unrealized derivative loss (September
30, 2008 - $4.8 million unrealized derivative gain) due to changes in the fair values of these contracts since December 31, 2008. The valuation of the derivatives is the estimated fair value to settle the contracts as at
September 30, 2009 and is based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions. The Corporation does not apply hedge accounting and current accounting standards require changes in the fair value to be included in the consolidated statement of income and comprehensive income as an unrealized derivative gain or loss with a corresponding derivative asset and liability recorded on the balance sheet. These derivative contracts will settle from October 2009 to January 2011 corresponding to when the Corporation will receive revenues from production.

     <<
     Royalties

                   Three months ended            Nine months ended
                      September 30                  September 30
                     2009      2008    % change    2009      2008    % change
     -------------------------------------------------------------------------
     Royalties
      ($000)       $  8,749  $ 42,957     (80)%  $ 37,620  $123,011     (69)%
       per boe     $   4.02  $  14.40     (72)%  $   4.85  $  13.80     (65)%
     As a
      percentage
      of revenue,
      excluding
      hedging          12.8%     19.8%   (7.0)%      14.4%     19.4%    (5.0)%
     >>

     Advantage pays royalties to the owners of mineral rights from which we have leases. The Corporation currently has mineral leases with provincial governments, individuals and other companies. Royalties have decreased in total for the three and nine months ended September 30, 2009 compared to the same periods of 2008 due to the decrease in revenue from significantly lower commodity prices and reduced production from our asset dispositions completed in July 2009. Royalties as a percentage of revenue, excluding hedging, have also decreased as compared to 2008. Effective January 1, 2009, the Alberta
Provincial Government implemented a new royalty framework for conventional oil, natural gas and oil sands and Alberta royalties are now affected by depths and productivity of wells and commodity prices. Given our production profile and the current commodity price environment, our royalty rate has decreased as compared to prior periods. Additionally, the Alberta Provincial
Government has implemented a number of drilling incentive programs whereby the majority of our new wells brought on production since April 1, 2009 will benefit from a reduced 5% royalty rate on the first 500 mmcf produced or one-year, which ever comes first. We expect our corporate royalty rate to be in the range of 12% to 16% for 2009 given the current commodity price environment.

     <<
     Operating Costs

                   Three months ended            Nine months ended
                      September 30                  September 30
                     2009      2008    % change    2009      2008    % change
     -------------------------------------------------------------------------
     Operating
      costs ($000) $ 25,114  $ 41,229     (39)%  $ 96,175  $121,418     (21)%
       per boe     $  11.55  $  13.82     (16)%  $  12.40  $  13.63      (9)%
     >>

     Total operating costs decreased 39% and 21% for the three and nine months ended September 30, 2009 as compared to the 2008 respective periods, which resulted in a corresponding reduction in operating costs per boe by 16% and
9%. When compared to the second quarter of 2009, total operating costs decreased 28% and operating costs per boe decreased by 7%. The lower total operating costs has been primarily due to reduced production from our asset dispositions completed in July 2009. We continue to experience lower operating costs per boe as an aggressive optimization program through 2008 and into 2009 is continuing to demonstrate positive benefits and we will seek further opportunities to improve our operating cost structure.

     <<
     General and Administrative

                   Three months ended            Nine months ended
                      September 30                  September 30
                     2009      2008   % change     2009      2008    % change
     -------------------------------------------------------------------------
     General and
      administrative
       expense -
        cash
        ($000)     $  7,097 $  6,300      13%     $ 20,636  $ 20,224       2%
       per boe     $   3.26 $   2.11      55%     $   2.66  $   2.27      17%
     General and
      administrative
       expense -
        non-cash
        ($000)     $  6,127 $      -       -%     $  7,816  $  (929)   (941)%
       per boe     $   2.82 $      -       -%     $   1.01  $ (0.10) (1,108)%
     Employees at
      September 30                                     133       170     (22)%
     >>

     General and administrative ("G&A") expense for the three and nine months ended September 30, 2009 has increased compared to the same periods of 2008 primarily due to costs associated with our corporate conversion and reorganization. Approximately $2.2 million was incurred directly for the corporate conversion that was completed in July 2009 and $1.7 million for severance costs. As a result of reducing staff levels, we were also able to consolidate office space that will operationally and administratively benefit
Advantage. However, certain office space was completely vacated and we were required to recognize $3.8 million as non-cash G&A expense with a corresponding liability representing the full amount of all future related lease payments. The office lease ends November 2012 and we will look for opportunities to sublease the space to mitigate associated costs.
     Upon conversion to a corporation on July 9, 2009, Advantage implemented a new Restricted Share Performance Incentive Plan ("RSPIP" or the "Plan") as
approved by the shareholders with the purpose to retain and attract employees, to reward and encourage performance, and to focus employees on operating and financial performance that results in lasting shareholder return. The Plan authorizes the Board of Directors to grant restricted shares to service providers of the Corporation, including directors, officers, employees and consultants. The number of restricted shares granted is based on the
Corporation's share price return for a twelve-month period and compared to a peer group approved by the Board of Directors. The share price return is calculated at the end of each and every quarter and is primarily based on the
12-month change in the share price. If the share price return for a 12-month period is positive, a restricted share grant will be calculated based on the return. If the share price return for a 12-month period is negative, but the return is still within the top two-thirds of the approved peer group performance, the Board of Directors may choose a discretionary restricted share grant. The restricted share grants generally vest one-third immediately on grant date, with the remaining two-thirds vesting evenly on the following two yearly anniversary dates. The holders of restricted shares may elect to receive cash upon vesting in lieu of the number of shares to be issued, subject to consent of the Corporation. Compensation cost related to the Plan is recognized as compensation expense within G&A expense over the service period and incorporates the share grant price, the estimated number of restricted shares to vest, and certain management estimates. The maximum amount of restricted shares granted in any one quarter is limited to 50% of the base salaries of those individuals participating in the Plan for such period.
     For the nine months ended September 30, 2009, we recognized $4.1 million of non-cash equity-based compensation expense related to restricted shares granted to service providers. Prior to the conversion to a corporation, the
Fund had a Restricted Trust Unit Plan and granted Restricted Trust Units
("RTUs") to service providers in January 2009. This grant was valued at $3.8 million to be issued in Trust Units at $5.49 per Trust Unit. The RTUs were deemed to be granted in January 2009 with 171,093 Trust Units issued for the first one-third of the grant that vested immediately and 379,009 RTUs representing the remaining two-thirds of the grant that will vest over the subsequent two anniversary dates. Since conversion to a corporation, the RTUs are now considered restricted shares and will be settled by the issuance of shares of the Corporation, with corresponding compensation expense recognized over the service period. In conjunction with the corporate conversion, a transitional award of restricted shares to service providers was approved by shareholders valued at $8.4 million to be issued in shares at $5.80 per share.
The restricted shares were deemed to be granted in September 2009 with 251,867 shares issued for the first one-quarter of the grant that vested immediately and 1,090,207 restricted shares representing the remaining three-quarters of the grant that will vest over the subsequent three anniversary dates.
Compensation expense is recognized over the service period and included in general and administrative expense.

     <<
     Management Internalization

                   Three months ended            Nine months ended
                      September 30                  September 30
                     2009      2008    % change    2009      2008    % change
     -------------------------------------------------------------------------
     Management
      internalization
      ($000)       $      -  $  1,118    (100)%  $  1,724  $  6,048     (71)%
       per boe     $      -  $   0.37    (100)%  $   0.22  $   0.68     (67)%
     >>

     In 2006, the Fund and Advantage Investment Management Ltd. (the
"Manager") reached an agreement to internalize the pre-existing management contract arrangement. As part of the agreement, the Fund agreed to purchase all of the outstanding shares of the Manager pursuant to the terms of the arrangement, thereby eliminating the management fee and performance incentive effective April 1, 2006. The Trust Unit consideration issued in exchange for the outstanding shares of the Manager was placed in escrow for a 3-year period and was deferred and amortized into income as management internalization expense over the specific vesting periods during which employee services were provided. Management internalization has decreased during 2009 when compared to 2008 as the Trust Units held in escrow continued to vest during the service periods. As of June 23, 2009, the final Trust Units held in escrow vested and there will be no subsequent management internalization expense recognized.

     <<
     Interest on Bank Indebtedness

                    Three months ended            Nine months ended
                      September 30                  September 30
                     2009      2008    % change    2009      2008    % change
     -------------------------------------------------------------------------
     Interest
      expense
      ($000)       $  6,331  $  6,579      (4)%  $ 14,686  $ 21,463     (32)%
       per boe     $   2.91  $   2.21       32%  $   1.89  $   2.41     (22)%
     Average
      effective
      interest
      rate              5.6%      4.8%     0.8%       4.4%      5.2%   (0.8)%
     Bank
      indebtedness
      at
      September 30
      ($000)                                     $330,800  $540,078     (39)%
     >>

     Total interest expense decreased 4% and 32% for the three and nine months ended September 30, 2009 as compared to 2008, respectively. The interest expense decrease is the result of average lower interest rates during the periods as bank lending rates declined significantly in response to rate reductions enacted by central banks to stimulate the economy. This reduced interest expense was partially offset by additional interest on a higher average debt balance during early 2009. The Corporation's interest rates are primarily based on short term bankers acceptance rates plus a stamping fee. In
June 2009 our credit facility was renewed and is subject to higher basis point and stamping fee adjustments ranging from 1.5% to 4.0%, depending on the
Corporation's debt to cash flow ratio. Therefore, we expect that our average effective interest rate will be higher during the following quarters than compared to early 2009; however, this will be somewhat offset by lower interest expense on the significantly reduced debt level that has resulted from the July 2009 asset dispositions and equity financing. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders. Our current credit facilities have been a favorable financing alternative with an effective interest rate of only 4.4% for the nine months ended September 30, 2009.

     <<
     Interest and Accretion on Convertible Debentures

                    Three months ended            Nine months ended
                      September 30                  September 30
                     2009      2008    % change    2009      2008    % change
     -------------------------------------------------------------------------
     Interest on
      convertible  $  3,354  $  4,156     (19)%  $ 11,332  $ 12,547     (10)%
      debentures
      ($000)
       per boe     $   1.54  $   1.39       11%  $   1.46  $   1.41        4%
     Accretion on
      convertible  $    612  $    712     (14)%  $  1,975  $  2,152      (8)%
      debentures
      ($000)
       per boe     $   0.28  $   0.24       17%  $   0.25  $   0.24        4%
     Convertible
      debentures
      maturity
       value at
       September 30
       ($000)                                    $132,221  $219,195     (40)%
     >>

     Interest and accretion on convertible debentures for the three and nine months ended September 30, 2009 has decreased compared to 2008 due to the maturity of the 9.00% debentures on August 1, 2008, the 8.25% debentures on
February 1, 2009, and the 8.75% debentures on June 30, 2009. Our 7.50%
convertible debentures were also settled on September 30, 2009 and will result in lower interest and accretion in subsequent periods. Interest and accretion per boe has increased in 2009 relative to 2008 due to the reduced production from the asset dispositions that closed in July 2009.

     <<
     Depletion, Depreciation and Accretion

                    Three months ended            Nine months ended
                      September 30                  September 30
                     2009      2008    % change    2009      2008    % change
     -------------------------------------------------------------------------
     Depletion,
      depreciation
      and
      accretion
      ($000)       $ 62,499  $ 78,420     (20)%  $204,598  $230,004     (11)%
       per boe     $  28.75  $  26.29        9%  $  26.39  $  25.81        2%
     >>

     Depletion and depreciation of fixed assets is provided on the
"unit-of-production" method based on total proved reserves. Accretion represents the increase in the asset retirement obligation liability each reporting period due to the passage of time. The depletion, depreciation and accretion ("DD&A") provision has decreased for the three and nine months ended
September 30, 2009 compared to 2008 due to lower production resulting from the asset dispositions that closed in July 2009. However, the asset dispositions have also increased the DD&A per boe as compared to 2008 since the net proceeds received per boe of proved reserves was generally less than the net book value accumulated by Advantage from all past acquisitions and development activities.

     Taxes

     Current taxes paid or payable for the nine months ended September 30,
2009 amounted to $1.0 million, compared to $2.4 million expensed for the same period of 2008. Current taxes primarily represent Saskatchewan resource surcharge, which is based on the petroleum and natural gas revenues within the province of Saskatchewan. The reduction from 2008 is primarily due to the corresponding decrease in commodity prices during 2009.
     On July 9, 2009, the Fund was converted into the Corporation. For the nine months ended September 30, 2009, the Corporation recognized a total future income tax reduction of $3.9 million compared to $15.6 million for the same period of 2008. As at September 30, 2009, the Corporation had a total future income tax liability balance of $50.6 million, compared to $55.9 million at December 31, 2008. Included in the future income tax expense of
$17.0 million recognized in the third quarter of 2009 was a future income tax expense impact of $24.0 million related to the corporate conversion.

     <<
     Net Income (Loss)

                    Three months ended            Nine months ended
                      September 30                  September 30
                     2009      2008    % change    2009      2008    % change
     -------------------------------------------------------------------------
     Net income
      (loss)
      ($000)       $(53,293) $113,391    (147)%  $(72,213) $ 74,900    (196)%
       per share
        - Basic    $  (0.33) $   0.81    (141)%  $  (0.48) $   0.54    (189)%
        - Diluted  $  (0.33) $   0.79    (142)%  $  (0.48) $   0.54    (189)%
     >>

     Net loss for the three months ended September 30, 2009 was $53.3 million, as compared to net income of $113.4 million for the same period of 2008. For the nine months ended September 30, 2009, we experienced a net loss of $72.2 million, as opposed to the $74.9 million net income for the first nine months of 2008. This year has presented major challenges relating to the commodity price environment that has adversely impacted revenues, excluding hedging, with reductions of 68% and 59% for the three and nine months ended September
30, 2009, respectively. These lower revenues were considerably mitigated by our successful hedging program that has resulted in realized hedging gains of
$24.6 million and $70.2 million for the three and nine months ended September
30, 2009. The lower revenues have also been partially offset from a significant reduction in royalties and lower Alberta Provincial royalty rates.
Additionally, we continue to experience lower operating costs as an aggressive optimization program through 2008 and into 2009 is continuing to demonstrate positive benefits and we will seek further opportunities to improve our operating cost structure. A significant impact on our net income for this quarter has been the corporate conversion that resulted in the recognition of several one-time costs in G&A expense totally $7.7 million and a future income tax expense of $24.0 million.

     <<
     Cash Netbacks

                                                 Three months ended
                                                    September 30
                                              2009                2008
                                         $000     per boe    $000     per boe
     -------------------------------------------------------------------------
     Revenue                           $ 68,470  $  31.49  $216,618  $  72.63
     Realized gain (loss) on
      derivatives                        24,631     11.33   (21,234)    (7.12)
     Royalties                           (8,749)    (4.02)  (42,957)   (14.40)
     Operating costs                    (25,114)   (11.55)  (41,229)   (13.82)
     -------------------------------------------------------------------------
     Operating                         $ 59,238  $  27.25  $111,198  $  37.29
     General and administrative(1)       (7,097)    (3.26)   (6,300)    (2.11)
     Interest                            (6,331)    (2.91)   (6,579)    (2.21)
     Interest on convertible
      debentures(2)                      (3,354)    (1.54)   (4,156)    (1.39)
     Income and capital taxes              (352)    (0.16)     (818)    (0.27)
     -------------------------------------------------------------------------
     Funds from operations and
      cash netbacks                    $ 42,104  $  19.38  $ 93,345  $  31.31
     -------------------------------------------------------------------------

                                                  Nine months ended
                                                    September 30
                                              2009                2008
                                         $000     per boe    $000     per boe
     -------------------------------------------------------------------------
     Revenue                           $260,495  $  33.60  $633,669  $  71.11
     Realized gain (loss) on
      derivatives                        70,215      9.06   (40,912)    (4.59)
     Royalties                          (37,620)    (4.85) (123,011)   (13.80)
     Operating costs                    (96,175)   (12.40) (121,418)   (13.63)
     -------------------------------------------------------------------------
     Operating                         $196,915  $  25.41  $348,328  $  39.09
     General and administrative(1)      (20,636)    (2.66)  (20,224)    (2.27)
     Interest                           (14,686)    (1.89)  (21,463)    (2.41)
     Interest on convertible
      debentures(2)                     (11,332)    (1.46)  (12,547)    (1.41)
     Income and capital taxes              (976)    (0.13)   (2,377)    (0.27)
     -------------------------------------------------------------------------
     Funds from operations and
      cash netbacks                    $149,285  $  19.27  $291,717  $  32.73
     -------------------------------------------------------------------------

     (1) General and administrative expense excludes non-cash G&A and equity-
         based compensation expense.
     (2) Interest on convertible debentures excludes non-cash accretion expense.
     >>

     Funds from operations and cash netbacks decreased in total and per boe for the three and nine months ended September 30, 2009 compared to the same periods of 2008. The lower cash netback in total and per boe is primarily due to much weaker commodity prices, particularly natural gas, which adversely impacted revenue. However, as a result of our successful commodity price risk management program, we were able to realize significant offsetting gains on derivatives. Royalties also decreased during the periods as would be expected since they are significantly influenced by commodity prices. Operating costs, which had increased steadily over the 2008 year, have started to decrease as we begin to realize benefits from our ongoing optimization efforts.
     When compared to the second quarter of 2009, our cash netbacks per boe actually increased 6% to $19.38 per boe from $18.26 per boe in the second quarter of 2009. This improvement occurred as we realized additional derivative gains as a higher proportion of our production was hedged for the three months ended September 30, 2009. Additionally, we realized decreases in both royalties and operating costs as compared to the second quarter of 2009.

     Contractual Obligations and Commitments

     The Corporation has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Corporation's remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

     <<
                                           Payments due by period
     ($ millions)               Total    2009    2010    2011    2012    2013
     -------------------------------------------------------------------------
     Building leases           $  7.4  $  0.9  $  3.9  $  1.5  $  1.1  $    -
     Capital leases               4.9     0.8     2.2     1.9       -       -
     Pipeline/transportation      4.1     0.4     1.8     0.9     0.5     0.5
     Convertible debentures(1)  132.2       -    69.9    62.3       -       -
     -------------------------------------------------------------------------
     Total contractual
      obligations              $148.6  $  2.1  $ 77.8  $ 66.6  $  1.6  $  0.5
     -------------------------------------------------------------------------

     (1) As at September 30, 2009, Advantage had $132.2 million convertible debentures outstanding (excluding interest payable during the various debenture terms). Each series of convertible debentures are convertible to shares based on an established conversion price. All remaining obligations related to convertible debentures can be settled through the payment of cash or issuance of shares at
         Advantage's option.

     (2) Bank indebtedness of $330.8 million has been excluded from the contractual obligations table as the credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a one year term facility with repayment due one year after commencement of the term.

     Liquidity and Capital Resources

     The following table is a summary of the Corporation's capitalization structure.

     ($000, except as otherwise indicated)                 September 30, 2009
     -------------------------------------------------------------------------
     Bank indebtedness (long-term)                                 $  330,800
     Working capital deficit(1)                                       109,581
     -------------------------------------------------------------------------
     Net debt                                                      $  440,381
     -------------------------------------------------------------------------
     Shares outstanding (000)                                         162,476
     Shares closing market price ($/share)                         $     7.57
     -------------------------------------------------------------------------
     Shares outstanding market value                               $1,229,946
     -------------------------------------------------------------------------
     Convertible debentures maturity value (long-term)             $   62,294
     Capital lease obligations (long term)                         $    2,041
     -------------------------------------------------------------------------
     Total capitalization                                          $1,734,662
     -------------------------------------------------------------------------

     (1) Working capital deficit includes accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, and the current portion of capital lease obligations and convertible debentures.
     >>

     Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the
Corporation is composed of working capital (excluding derivative assets and liabilities), bank indebtedness, convertible debentures, capital lease obligations and shareholders' equity. Advantage may manage its capital structure by issuing new shares, repurchasing outstanding shares, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, implementing a dividend reinvestment plan, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.
     Management of the Corporation's capital structure is facilitated through its financial and operational forecasting processes. The forecast of the
Corporation's future cash flows is based on estimates of production, commodity prices, forecast capital and operating expenditures, and other investing and financing activities. The forecast is regularly updated based on new commodity prices and other changes, which the Corporation views as critical in the current environment. Selected forecast information is frequently provided to the Board of Directors. This continual financial assessment process further enables the Corporation to mitigate risks. The Corporation continues to satisfy all liabilities and commitments as they come due. We had an established $525 million credit facility agreement with a syndicate of financial institutions; the balance of which at September 30, 2009 was $330.8 million. This facility was renewed in June 2009 and is comprised of a $20 million revolving operating loan facility and a $505 million extendible revolving credit facility. The Corporation additionally has convertible debentures that will mature in 2010 and 2011, whereby we have the option to settle such obligations by cash or though the issuance of shares. The current economic situation has placed additional pressure on commodity prices. Natural gas prices that had been improving early in 2008, have now declined due to the ailing economy as well as increased inventory levels from strong injections and mild weather. Natural gas has dropped with AECO gas presently trading at approximately $3.30/GJ. Crude oil has dropped from a historic high in 2008 to approximately US$79/bbl. The impact from the decrease in WTI will be somewhat mitigated for Advantage due to the strengthening US dollar relative to the
Canadian dollar. The outlook for the Corporation from prolonged weak commodity prices would be reductions in operating netbacks and funds from operations.
Management has partially mitigated this risk through our commodity hedging program but the lower commodity price environment has still had a significant negative impact. In order to strengthen our financial position and balance our cash flows, we closed both an equity financing and two asset dispositions in
July 2009 to repay debt and focus capital spending on our Montney natural gas resource play.
     In summary, we have implemented a strategy to balance funds from operations and capital program expenditure requirements. A successful hedging program was also executed to help reduce the volatility of our funds from operations. As a result, we feel that Advantage has implemented adequate strategies to protect our business as much as possible in this environment.
However, as with all companies, we are still exposed to risks as a result of the current economic situation and the potential duration. We continue to closely monitor the possible impact on our business and strategy, and will make adjustments as necessary with prudent management.

     Shareholders' Equity and Convertible Debentures

     Advantage has utilized a combination of equity, convertible debentures and bank debt to finance acquisitions and development activities.
     As at September 30, 2009, the Corporation had 162.5 million shares outstanding. Prior to converting to a corporation, the Fund had issued
1,263,158 Trust Units as a result of the Premium Distribution(TM),
Distribution Reinvestment and Optional Trust Unit Purchase Plan, generating
$5.2 million reinvested in the Fund (September 30, 2008 - 2,918,047 Trust
Units were issued, generating $30.7 million reinvested in the Fund). On July
7, 2009, the Fund issued 17 million Trust Units through a bought deal financing that raised net proceeds of $96.8 million. The proceeds were utilized to reduce bank indebtedness.
     On July 9, 2009, the Fund was dissolved and converted into the
Corporation, with each Trust Unit converted into one Common Share. As at
November 12, 2009, shares outstanding increased to 162.7 million due to shares issued in October 2009 pursuant to the Corporation's RSPIP.
     At September 30, 2009, the Corporation had $132.2 million convertible debentures outstanding that were immediately convertible to 5.8 million shares based on the applicable conversion prices (December 31, 2008 - $219.2 million outstanding and convertible to 9.5 million Trust Units). During the nine months ended September 30, 2009, there were no conversions of debentures
(September 30, 2008 - $25,000 converted resulting in the issuance of 1,001
Trust Units). The principal amount of 8.25% convertible debentures matured on
February 1, 2009 and was settled by issuing 946,887 Trust Units. The 8.75%
convertible debentures matured and were settled with $29.8 million in cash on
June 30, 2009. The 7.50% convertible debentures matured and were settled with
$52.3 million in cash on September 30, 2009. As at November 12, 2009, the convertible debentures outstanding have not changed from September 30, 2009.
We have $69.9 million of debentures that mature in June 2010 and $62.3 million of debentures that mature in December 2011. These obligations can be settled through the payment of cash or issuance of shares at Advantage's option.

     Bank Indebtedness, Credit Facility and Other Obligations

     At September 30, 2009, Advantage had bank indebtedness outstanding of
$330.8 million. Bank indebtedness decreased $257.0 million since December 31,
2008, primarily as a result of the asset dispositions and equity financing, both of which closed in July 2009. The Corporation finalized a new credit facility of $525 million, comprised of a $20 million revolving operating loan facility and a $505 million extendible revolving credit facility. The credit facilities are secured by a $1 billion floating charge demand debenture, a general security agreement and a subordination agreement from the Corporation covering all assets and cash flows. As well, the borrowing base for the
Corporation's credit facilities is determined through utilizing our regular reserve estimates. The banking syndicate thoroughly evaluates the reserve estimates based upon their own commodity price expectations to determine the amount of the borrowing base. Revision or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing base of the Corporation. The next annual review is scheduled to occur in June 2010. There can be no assurances that the $525 million credit facility will be renewed at the current borrowing base level at that time. As at November 12, 2009, our bank indebtedness was approximately $330 million with unutilized room of $195 million.
     Advantage had a working capital deficiency of $109.6 million as at
September 30, 2009. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, trade payables and accruals as well as the current portion of capital lease obligations and convertible debentures. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital program, commodity price volatility, and seasonal fluctuations. We do not anticipate any problems in meeting future obligations as they become due given the level of our funds from operations. It is also important to note that working capital is effectively integrated with Advantage's operating credit facility, which assists with the timing of cash flows as required. The increase in our working capital deficiency is due to the inclusion in current liabilities of $69.4 million of convertible debentures representing the $69.9 million 6.50% debentures that mature in June 2010. Advantage has capital lease obligations on various pieces of equipment used in its operations. The total amount of principal obligation outstanding at September 30, 2009 is $4.7 million, bearing interest at effective rates ranging from 5.5% to 6.7%, and is collateralized by the related equipment. The leases expire at dates ranging from December 2009 to August 2010.

     <<
     Capital Expenditures

                                   Three months ended      Nine months ended
                                      September 30            September 30
     ($000)                         2009        2008        2009        2008
     -------------------------------------------------------------------------
     Land and seismic          $      559  $    5,312  $    2,266  $    9,493
     Drilling, completions
      and workovers                29,914      44,017      72,052      90,186
     Well equipping and
      facilities                   12,161      18,198      36,540      55,774
     Other                             24         217         162         826
     -------------------------------------------------------------------------
                               $   42,658  $   67,744  $  111,020  $  156,279
     Property acquisitions              -       7,621           -       7,621
     Property dispositions       (243,565)          -    (245,184)        (91)
     -------------------------------------------------------------------------
     Total capital
      expenditures             $ (200,907) $   75,365  $ (134,164) $  163,809
     -------------------------------------------------------------------------
     >>

     Advantage's exploitation and development program focuses on areas where past activity has yielded long-life reserves with high cash netbacks. We are very well positioned to selectively exploit the highest value-generating drilling opportunities given the size, strength and diversity of our asset base as evidenced by our success at Glacier, Nevis and several other key properties. As a result, the Corporation has a high level of flexibility to allocate its capital program and ensure a risk-balanced platform of projects.
Our preference is to operate a high percentage of our properties such that we can maintain control of capital expenditures, operations and cash flows.
Advantage's acquisition strategy has been to acquire long-life properties with strong drilling opportunities while retaining a balance of year round access and risk.
     For the nine month period ended September 30, 2009, the Corporation spent a net $111.0 million and drilled a total of 19.8 net (33 gross) wells at a 97%
success rate. Total capital spending included $83.9 million at Glacier, $7.1 million at Martin Creek, $4.0 million at Nevis, and the remaining balance at other miscellaneous areas. Glacier capital spending included 10.3 net (13 gross) horizontal wells and 2 net (2 gross) vertical wells. Ten horizontal wells have been brought on-stream year-to-date with 30 day initial production rates of 2 mmcf/d to over 5 mmcf/d. Facilities work involving the expansion of compression facilities and our pipeline gathering system was completed at the end of the second quarter 2009 and has taken our overall facility capacity to
25 mmcf/d after commissioning the expansion. New wells brought on-stream after
April 1, 2009 have qualified for the Alberta royalty incentive program which results in a 5% royalty rate for one year or 500 mmcf of gas production.
Activity is now well underway at Glacier to increase production capacity to approximately 50 mmcf/d by mid 2010. At Nevis, activity has been focused on drilling high initial deliverability wells that should qualify for the recently extended Alberta royalty incentive program.
     On July 8, 2009, the Board of Directors approved a new capital budget for the twelve month period beginning July 2009 and ending June 2010. Management will review the capital program on a regular basis in the context of prevailing economic conditions and make adjustments as deemed necessary to the program, subject to review by the Board of Directors.
     Advantage's corporate capital budget for the twelve month period ending
June 2010 has been set at $207 million, with $105 to $110 million for the remainder of 2009. The budget will focus on development of our Montney natural gas resource play at Glacier, Alberta where Advantage will continue to employ a phased development approach. Phase I of the development plan was achieved during the second quarter of 2009 where production capacity was increased to approximately 25 mmcf/d and included wells, compression facilities and additional pipelines. Phase II of the development plan is well underway targeting a production capacity increase to approximately 50 mmcf/d by mid
2010. Phase III of the development plan will target the attainment of 100 mmcf/d by mid 2011. Approximately 79% of the total capital expenditures for
Phase II will be allocated to Glacier.

     <<
     Sources and Uses of Funds

     The following table summarizes the various funding requirements during the nine months ended September 30, 2009 and 2008 and the sources of funding to meet those requirements:

                                                            Nine months ended
                                                              September 30
     ($000)                                                  2009      2008
     -------------------------------------------------------------------------
     Sources of funds
       Property dispositions                               $245,184  $     91
       Funds from operations                                149,285   291,717
       Units issued, less costs                              96,779     1,248
       Decrease in working capital                                -    11,203
     -------------------------------------------------------------------------
                                                           $491,248  $304,259
     -------------------------------------------------------------------------
     Uses of funds
       Decrease in bank indebtedness                       $256,968  $  7,348
       Expenditures on property and equipment               111,020   156,279
       Convertible debenture maturities                      82,107     5,392
       Distributions to Unitholders                          23,481   120,108
       Increase in working capital                           12,208         -
       Expenditures on asset retirement                       4,490     6,291
       Reduction of capital lease obligations                   974     1,220
       Property acquisitions                                      -     7,621
     -------------------------------------------------------------------------
                                                           $491,248  $304,259
     -------------------------------------------------------------------------
     >>

     The Corporation generated lower funds from operations during the nine months ended September 30, 2009 compared to the same period of 2008, due to a sharp decrease in commodity prices and lower production from the asset dispositions that closed in July 2009. During the period we completed two assets dispositions and a financing that enabled us to repay a significant portion of our outstanding bank indebtedness. Other major uses of funds during this period included expenditures on property and equipment and convertible debenture maturities. We had three convertible debenture maturities this year, two of which were settled for total cash proceeds of $82.1 million. As a result of our efforts to maintain a meaningful capital program, repay bank indebtedness and convert to a growth oriented corporation, distributions were suspended indefinitely in the first quarter of 2009 and the corporation does not currently pay a dividend.

     <<
     Quarterly Performance

                                                2009                    2008
     ($000, except as
      otherwise indicated)           Q3          Q2          Q1          Q4
     -------------------------------------------------------------------------
     Daily production
       Natural gas (mcf/d)         91,200     124,990     117,968     120,694
       Crude oil and NGLs
        (bbls/d)                    8,431      10,212      10,942      11,413
       Total (boe/d)               23,631      31,044      30,603      31,529
     Average prices
       Natural gas ($/mcf)
         Excluding hedging      $    2.89   $    3.56   $    5.36   $    7.15
         Including hedging      $    6.10   $    5.63   $    6.52   $    7.61
         AECO monthly index     $    3.03   $    3.66   $    5.64   $    6.79
       Crude oil and NGLs
        ($/bbl)
         Excluding hedging      $   56.99   $   55.89   $   43.41   $   53.65
         Including hedging      $   54.02   $   54.51   $   54.54   $   61.67
         WTI ($US/bbl)          $   68.29   $   59.62   $   43.21   $   58.75
     Total revenues (before
      royalties)                $  93,101   $ 114,659   $ 122,950   $ 149,205
     Net income (loss)          $ (53,293)  $ (37,810)  $  18,890   $ (95,477)
       per share
        - basic                 $   (0.33)  $   (0.26)  $    0.13   $   (0.67)
        - diluted               $   (0.33)  $   (0.26)  $    0.13   $   (0.67)
     Funds from operations      $  42,104   $  51,590   $  55,591   $  69,370
     Distributions declared     $       -   $       -   $  17,266   $  45,514

                                                2008                    2007
     ($000, except as
      otherwise indicated)           Q3          Q2          Q1          Q4
     -------------------------------------------------------------------------
     Daily production
       Natural gas (mcf/d)        122,627     123,104     125,113     128,556
       Crude oil and NGLs
        (bbls/d)                   11,980      11,498      12,281      12,895
       Total (boe/d)               32,418      32,015      33,133      34,321
     Average prices
       Natural gas ($/mcf)
         Excluding hedging      $    8.65   $   10.33   $    7.90   $    6.23
         Including hedging      $    7.55   $    9.18   $    8.23   $    6.97
         AECO monthly index     $    9.27   $    9.35   $    7.13   $    6.00
       Crude oil and NGLs
        ($/bbl)
         Excluding hedging      $  107.96   $  110.15   $   85.99   $   73.40
         Including hedging      $  100.02   $  101.34   $   84.83   $   70.40
         WTI ($US/bbl)          $  118.13   $  124.00   $   97.96   $   90.63
     Total revenues (before
      royalties)                $ 195,384   $ 208,868   $ 188,505   $ 165,951
     Net income (loss)          $ 113,391   $ (14,369)  $ (24,122)  $  13,795
       per share
        - basic                 $    0.81   $   (0.10)  $   (0.18)  $    0.10
        - diluted               $    0.79   $   (0.10)  $   (0.18)  $    0.10
     Funds from operations      $  93,345   $ 103,754   $  94,618   $  80,519
     Distributions declared     $  50,743   $  50,364   $  50,021   $  57,875
     >>

     The table above highlights the Corporation's and Fund's performance for the third quarter of 2009 and also for the preceding seven quarters.
Production has gradually decreased from the fourth quarter of 2007 through the first half of 2008 due to natural declines, wet and cold weather delays, and facility turnarounds. Production increased modestly in the third quarter of
2008 as new wells were brought on production and most facility turnarounds were completed. During the fourth quarter of 2008 and the first quarter of
2009, production again decreased as we experienced freezing conditions from early cold weather in December and a slow recovery from such cold weather conditions. An extended third party facility outage also began in August 2008 and has continued through 2009 but is now substantially completed. Our production will be brought back on-stream as commodity prices improve.
Production increased in the second quarter of 2009 due to recovery from cold weather conditions that caused brief production outages and additional production from a number of wells drilled during the first quarter of 2009 but delayed until after March 31, 2009 such that we could benefit from the new 5%
Alberta Provincial royalty rate available on such wells for the next twelve month period. We experienced a significant decrease in production during the third quarter of 2009 as we successfully completed asset dispositions that closed in July 2009 for net proceeds of $243.6 million, subject to further adjustments. The disposed properties represented approximately 8,100 boe/d of production. Our financial results, particularly revenues and funds from operations, increased through to the second quarter of 2008, as both commodity prices and production steadily increased over that timeframe. However, revenues and funds from operations slightly declined in the third quarter of
2008, as commodity prices began to decline in response to the financial crisis that materialized in the fall of 2008. This trend worsened in the fourth quarter, as a full global recession set in, and commodity prices continued on a downward trend through to the third quarter of 2009. We realized net income during the fourth quarter of 2007 as we completed the full integration of the
Sound acquisition and commodity prices began to improve. However, net losses were realized in the first and second quarters of 2008, primarily as a result of significant unrealized losses on commodity derivative contracts for future periods. Commodity price declines in the third quarter of 2008 gave rise to significant unrealized gains on these same derivative contracts, and in turn the Corporation reported record high net income. We recognized a considerable net loss in the fourth quarter of 2008, a combined result of falling commodity prices and an impairment of our entire balance of goodwill. In the first quarter of 2009, the global economy showed no clear sign of recovery and commodity prices, particularly natural gas, were weak in comparison to prior quarters. However, Advantage was still able to report net income as we recognized both realized and unrealized gains on our derivative contracts and moderately lower expenses, including operating costs. Natural gas prices continued to worsen during the second and third quarters of 2009 resulting in the recognition of net losses for the periods. The third quarter net loss was also impacted by additional costs incurred related to the corporate conversion and increased depletion and depreciation expense that resulted from the asset dispositions. Partially offsetting these net losses is continuing reduction in costs including royalties and operating costs.

     Critical Accounting Estimates

     The preparation of financial statements in accordance with GAAP requires
Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Corporation's financial results and financial condition.
     Management relies on the estimate of reserves as prepared by the
Corporation's independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact crude oil and natural gas prices, operating costs, royalty burden changes, and future development costs. Reserve estimates impact net income through depletion and depreciation of fixed assets, the provision for asset retirement costs and related accretion expense, and impairment calculations for fixed assets and goodwill. The reserve estimates are also used to assess the borrowing base for the Corporation's credit facilities.
Revision or changes in the reserve estimates can have either a positive or a negative impact on net income and the borrowing base of the Corporation.
     Management's process of determining the provision for future income taxes, the provision for asset retirement obligation costs and related accretion expense, and the fair values assigned to any acquired company's assets and liabilities in a business combination is based on estimates. These estimates are significant and can include reserves, future production rates, future crude oil and natural gas prices, future costs, future interest rates, future tax rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values and net income.
     In accordance with GAAP, derivative assets and liabilities are recorded at their fair values at the reporting date, with unrealized gains and losses recognized directly into net income and comprehensive income in the same period. The fair value of derivatives outstanding is an estimate based on pricing models, estimates, assumptions and market data available at that time.
As such, the recognized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

     International Financial Reporting Standards ("IFRS")

     In February 2008, the Accounting Standards Board of the Canadian
Institute of Chartered Accountants confirmed that publicly accountable entities will be required to adopt IFRS effective January 1, 2011, including preparation of comparative financial information. Management has engaged its key personnel responsible for financial reporting and developed an overall plan to address IFRS implementation. The initial stage of the plan involved staff training and ongoing education. Key personnel received professional education on IFRS accounting principles and standards, both in general and for the oil and gas industry in particular. Review of changes to IFRS has been incorporated into existing processes of internal control over financial reporting. A project plan for IFRS implementation has been prepared and will be subject to ongoing revision as there are developments. As well, appropriate operating personnel have been engaged, as necessary, to determine how to implement the requirements of IFRS into the Corporation's manual and information systems that collect and process financial data. We expect to have continual discussion with our external and internal auditors throughout the process regarding IFRS and implementation.
     The most significant change identified will be accounting for fixed assets. The Corporation, like many Canadian oil and gas reporting issuers, applies the "full cost" concept in accounting for its oil and gas assets.
Under full cost, capital expenditures are maintained in a single cost centre for each country, and the cost centre is subject to a single depletion calculation and impairment test. IFRS will require the Corporation to make a much more detailed assessment of its oil and gas assets. For depletion and depreciation, the Corporation must identify asset components, and determine an appropriate depreciation or depletion method for each component. With regard to impairment test calculations, we must identify "Cash Generating Units", which are defined as the smallest group of assets that produce independent cash flows. An impairment test must be performed individually for all cash generating units when indicators suggest there maybe impairment. The recognition of impairments in a prior year can be reversed subsequently depending on such calculations. It is also important to note that the
International Accounting Standards Board ("IASB") is currently undertaking an extractive activities project, to develop accounting standards specifically for businesses like that of the Corporation. However, the project will not be complete prior to IFRS adoption in Canada. We have also identified a number of other areas whereby differences between Canadian GAAP and IFRS are likely to exist for Advantage. However, currently we are concentrating on the accounting for fixed assets and will evaluate these other areas in due course and develop more detailed plans to address the identified issues.

     Disclosure Controls and Internal Controls over Financial Reporting

     Disclosure controls and procedures have been designed to provide reasonable assurance that information required to be disclosed by the
Corporation is recorded, processed, summarized and reported within the time periods specified under the Canadian securities law. Advantage's Chief
Executive Officer and Chief Financial Officer have concluded, based on their evaluation, that the disclosure controls and procedures as of the end of
September 30, 2009, are effective and provide reasonable assurance that material information related to the Corporation is made known to them by others within Advantage.
     Advantage's Chief Executive Officer and Chief Financial Officer are
responsible for establishing and maintaining internal controls over financial reporting ("ICFR"). They have, as at the quarter ended September 30, 2009, designed ICFR or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with
Canadian GAAP. The control framework Advantage's officers used to design the
ICFR is the Internal Control - Integrated Framework issued by the Committee of
Sponsoring Organizations.
     Advantage's Chief Executive Officer and Chief Financial Officer are
required to disclose any change in the internal controls over financial reporting that occurred during our most recent interim period that has materially affected, or is reasonably likely to affect, the Corporation's internal controls over financial reporting. No material changes in the internal controls were identified during the period ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.
     It should be noted that a control system, including Advantage's disclosure and internal controls and procedures, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met and it should be not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

     Outlook

     We are pleased that during the third quarter of 2009, our conversion to a growth oriented corporation was completed as well as several transactions aimed at reducing debt, increasing financial flexibility, and improving our overall balance sheet. In July 2009, we successfully closed two asset dispositions for net proceeds of $243.6 million, subject to further adjustments, and representing production of approximately 8,100 boe/d. On July
7, 2009, we closed the issuance of 17 million shares on a bought deal basis, at a price of $6.00 per share for net proceeds of $96.8 million. We also settled our outstanding 7.50% convertible debenture for $52.3 million of cash.
Our total bank indebtedness and convertible debentures obligations have decreased 44% from June 30, 2009. As at November 12, 2009, our bank indebtedness was approximately $330 million with unutilized room available of
$195 million.
     These transactions have enabled Advantage to repay a significant portion of outstanding debt while increasing the balance of unutilized credit facility. This improves our financial flexibility moving forward as a growth oriented corporation pursuing the significant potential of our Montney natural gas resource play. Our credit facility may be subsequently redrawn to fund capital expenditures and for general corporate purposes but it is our long-term intention to balance funds from operations and our capital expenditure program. Although our funds from operations will continue to be impacted by the volatility of crude oil and natural gas prices, we have a substantial hedging portfolio that improves cash flow stability for our capital program. Approximately 82% of our natural gas production, net of royalties, is now hedged for the remainder of 2009 at an average fixed price of $8.17/mcf. We have also hedged approximately 53% of our remaining 2009 crude oil production, net of royalties, at an average floor price of
$62.40/bbl. For 2010, we have hedged 58% of our natural gas production, net of royalties, at an average fixed price of $7.46/mcf and 31% of our crude oil production, net of royalties, at an average fixed price of $67.83/bbl. Our strategy will be to continue to employ a multi-year hedging program to reduce the volatility in cash flow in support of capital requirements.
     In conjunction with our corporate conversion, we announced on July 8,
2009 that the Board of Directors had approved a new capital budget for the twelve month period beginning July 2009 and ending June 2010. Management will review the capital program on a regular basis in the context of prevailing economic conditions and make adjustments as deemed necessary to the program, subject to review by the Board of Directors. Advantage's corporate capital budget for this period has been set at $207 million, with approximately $105 to $110 million for the remainder of 2009, and will continue to focus on our
Montney natural gas resource play at Glacier, Alberta.
     Advantage will continue to employ a phased development approach for our
Glacier property. Phase II of the development plan will be completed by mid-2010 and will result in production capacity increasing to 50 mmcf/d. A continued focus on optimizing well completions at Glacier will involve production logging of several wells in order to further evaluate the effectiveness of frac designs and new technology applications. Phase II of the
Glacier development plan includes the drilling and completion of 16 gross
(16.0 net) horizontal operated wells, up to 16 gross (6.1 net) joint interest horizontal wells, and 1 gross (1.0 net) vertical well. Drilling plans will continue to balance production and reserve growth and delineation of our extensive 89 section gross (average 90% working interest) Montney land block.
Drilling resumed in early July at Glacier with the deployment of four drilling rigs on operated and joint interest lands. Phase II also includes the expansion of the existing gas gathering system, additional compression and a new Advantage operated gas plant to complement the existing infrastructure and provide total processing and production capacity of 50 mmcf/d. All necessary regulatory approvals have been received for Advantage's new gas plant and construction will commence shortly. The majority of the wells drilled during the last half of 2009 will be tied-in during the second quarter of 2010 when the facilities expansions and gas plant are expected to be completed. Glacier capital expenditures are estimated to be approximately $84 million net for the last half of 2009 and $81 million net for the first half of 2010.
Approximately $116 million will be allocated to drilling and completions with
$29 million for well equipping and tie-ins and $20 million for facilities and plant expansion. Phase III of the development plan will result in the attainment of 100 mmcf/d by mid-2011.
     The Alberta Government's recently announced extension of the energy incentive programs to March 31, 2011 will provide substantial benefits to all three phases of our Glacier development plan. The energy incentive programs will allow Advantage to capitalize on lower drilling costs (through a drilling royalty credit of up to $200 per meter of drilled depth subject to a corporate ceiling) and an initial 5% royalty rate on the first 500 mmcf of production for new wells based on our go-forward drilling plans for each of the three phases of development at Glacier.
     As a result of the continued shut-in of natural gas production at Lookout
Butte and several smaller operated and non-operated properties due to lower natural gas prices through the third quarter, we anticipate that production will trend towards the lower end of the production range that was provided
(approximately 22,700 boe/d). The natural gas production shut-ins from these properties have a smaller impact on funds from operations due to the lower netbacks as they are not covered by our hedge positions. Plans are to resume production from these properties as natural gas prices improve through the fourth quarter. We also anticipate that royalty rates will trend lower to approximately 13% and operating costs between $11.50 and $12.50/boe through the remainder of 2009. With regards to field operating costs, we will continue with our optimization programs which has already delivered cost reductions. We expect to see some further easing of operating costs as the lower commodity price environment is expected to remain for a sustained period.
     A full year 2010 capital budget and guidance will be provided before year-end 2009.
     Looking forward, Advantage is well positioned to pursue future development plans at Glacier with our strong balance sheet, solid hedging position and conversion to a growth oriented corporation. With a stable production base and an inventory of over 500 drilling locations at Glacier,
Management will continue to employ a disciplined approach to create long term growth in shareholder value.

     Additional Information

     Additional information relating to Advantage can be found on SEDAR at
www.sedar.com and the Corporation's website at www.advantageog.com. Such other information includes the annual information form, the annual information circular - proxy statement, press releases, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential shareholders as it discusses a variety of subject matter including the nature of the business, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

     November 12, 2009

     <<
                       CONSOLIDATED FINANCIAL STATEMENTS

     Consolidated Balance Sheets
                                                    September 30, December 31,
     (thousands of dollars)                                 2009         2008
     -------------------------------------------------------------------------
                                                       (unaudited)
     Assets
     Current assets
       Accounts receivable                             $   40,691  $   84,689
       Prepaid expenses and deposits                        9,446      11,571
       Derivative asset (note 10)                          40,880      41,472
     -------------------------------------------------------------------------
                                                           91,017     137,732
     Derivative asset (note 10)                             2,357       1,148
     Fixed assets (note 3)                              1,823,408   2,163,866
     -------------------------------------------------------------------------
                                                       $1,916,782  $2,302,746
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Liabilities
     Current liabilities
       Accounts payable and accrued liabilities        $   87,715  $  146,046
       Distributions payable to Unitholders                     -      11,426
       Current portion of capital lease obligations
        (note 4)                                            2,638       1,747
       Current portion of convertible debentures
        (note 5)                                           69,365      86,125
       Derivative liability (note 10)                       8,796         611
       Future income taxes                                  9,200      11,939
     -------------------------------------------------------------------------
                                                          177,714     257,894
     Derivative liability (note 10)                         2,785       1,039
     Capital lease obligations (note 4)                     2,041       3,906
     Bank indebtedness (note 6)                           327,749     584,717
     Convertible debentures (note 5)                       60,610     128,849
     Asset retirement obligations (note 7)                 67,666      73,852
     Future income taxes                                   41,404      43,976
     Other liability (note 8)                               3,694           -
     -------------------------------------------------------------------------
                                                          683,663   1,094,233
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Shareholders' Equity
     Share capital (note 9)                             2,188,384           -
     Unit capital (note 9)                                      -   2,075,877
     Convertible debentures equity component (note 5)       6,055       9,403
     Contributed surplus (note 9)                           5,213         287
     Deficit                                             (966,533)   (877,054)
     -------------------------------------------------------------------------
                                                        1,233,119   1,208,513
     -------------------------------------------------------------------------
                                                       $1,916,782  $2,302,746
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Commitments (note 12)

     see accompanying Notes to Consolidated Financial Statements

     Consolidated Statements of Income (Loss),
     Comprehensive Income (Loss) and Deficit

     (thousands of dollars,       Three months ended       Nine months ended
      except for per share       Sept. 30,   Sept. 30,   Sept. 30,   Sept. 30,
      amounts) (unaudited)           2009        2008        2009        2008
     -------------------------------------------------------------------------
     Revenue
       Petroleum and natural
        gas                    $   68,470  $  216,618  $  260,495  $  633,669
       Realized gain (loss) on
        derivatives (note 10)      24,631     (21,234)     70,215     (40,912)
       Unrealized gain (loss)
        on derivatives (note 10)   (9,136)    128,718      (9,314)      4,836
       Royalties                   (8,749)    (42,957)    (37,620)   (123,011)
     -------------------------------------------------------------------------
                                   75,216     281,145     283,776     474,582
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Expenses
       Operating                   25,114      41,229      96,175     121,418
       General and
        administrative             13,224       6,300      28,452      19,295
       Management internalization
        (note 9)                        -       1,118       1,724       6,048
       Interest                     6,331       6,579      14,686      21,463
       Interest and accretion on
        convertible debentures      3,966       4,868      13,307      14,699
       Depletion, depreciation
        and accretion              62,499      78,420     204,598     230,004
     -------------------------------------------------------------------------
                                  111,134     138,514     358,942     412,927
     -------------------------------------------------------------------------
     Income (loss) before taxes   (35,918)    142,631     (75,166)     61,655
     Future income tax expense
      (reduction)                  17,023      28,422      (3,929)    (15,622)
     Income and capital taxes         352         818         976       2,377
     -------------------------------------------------------------------------
                                   17,375      29,240      (2,953)    (13,245)
     -------------------------------------------------------------------------
     Net income (loss) and
      comprehensive income
      (loss)                      (53,293)    113,391     (72,213)     74,900
     Deficit, beginning of
      period                     (913,240)   (798,711)   (877,054)   (659,835)
     Distributions declared             -     (50,743)    (17,266)   (151,128)
     -------------------------------------------------------------------------
     Deficit, end of period    $ (966,533) $ (736,063) $ (966,533) $ (736,063)
     -------------------------------------------------------------------------
     Net income (loss) per
      share (note 9)
       Basic                   $    (0.33) $     0.81  $    (0.48) $     0.54
       Diluted                 $    (0.33) $     0.79  $    (0.48) $     0.54
     -------------------------------------------------------------------------

     see accompanying Notes to Consolidated Financial Statements

     Consolidated Statements of Cash Flows

                                  Three months ended       Nine months ended
     (thousands of dollars)      Sept. 30,   Sept. 30,   Sept. 30,   Sept. 30,
      (unaudited)                    2009        2008        2009        2008
     -------------------------------------------------------------------------
     Operating Activities
     Net income (loss)         $  (53,293) $  113,391  $  (72,213) $   74,900
     Add (deduct) items not
      requiring cash:
       Unrealized loss (gain)
        on derivatives              9,136    (128,718)      9,314      (4,836)
       Equity-based compensation    2,433           -       4,122        (929)
       Non-cash general and
        administrative (note 8)     3,694           -       3,694           -
       Management internalization       -       1,118       1,724       6,048
       Accretion on convertible
        debentures                    612         712       1,975       2,152
       Depletion, depreciation
        and accretion              62,499      78,420     204,598     230,004
       Future income tax expense
        (reduction)                17,023      28,422      (3,929)    (15,622)
     Expenditures on asset
      retirement                     (868)       (344)     (4,490)     (6,291)
     Changes in non-cash working
      capital                       9,435      22,520     (13,289)      5,570
     -------------------------------------------------------------------------
     Cash provided by operating
      activities                   50,671     115,521     131,506     290,996
     -------------------------------------------------------------------------

     Financing Activities
     Units issued, less costs
      (note 9)                     96,900         323      96,779       1,248
     Decrease in bank
      indebtedness               (315,361)     (7,868)   (256,968)     (7,348)
     Convertible debenture
      maturities (note 5)         (52,268)     (5,392)    (82,107)     (5,392)
     Reduction of capital lease
      obligations                    (329)       (308)       (974)     (1,220)
     Distributions to
      Unitholders                       -     (39,476)    (23,481)   (120,108)
     -------------------------------------------------------------------------
     Cash used in financing
      activities                 (271,058)    (52,721)   (266,751)   (132,820)
     -------------------------------------------------------------------------
     Investing Activities
     Expenditures on property
      and equipment               (42,658)    (67,744)   (111,020)   (156,279)
     Property acquisitions              -      (7,621)          -      (7,621)
     Property dispositions
      (note 3)                    243,565           -     245,184          91
     Changes in non-cash working
      capital                      19,480      12,565       1,081       5,633
     -------------------------------------------------------------------------
     Cash provided by (used in)
      investing activities        220,387     (62,800)    135,245    (158,176)
     -------------------------------------------------------------------------
     Net change in cash                 -           -           -           -
     Cash, beginning of period          -           -           -           -
     -------------------------------------------------------------------------
     Cash, end of period       $        -  $        -  $        -  $        -
     -------------------------------------------------------------------------
     Supplementary Cash Flow
      Information
       Interest paid           $    7,095  $   12,497  $   22,135  $   31,076
       Taxes paid              $      450  $      621  $    1,060  $    1,413

     see accompanying Notes to Consolidated Financial Statements

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     September 30, 2009 (unaudited)

     All tabular amounts in thousands except as otherwise indicated.

     The interim consolidated financial statements of Advantage Oil & Gas Ltd.
     ("Advantage" or the "Corporation") have been prepared by management in accordance with Canadian generally accepted accounting principles
     ("GAAP") using the same accounting policies as those set out in note 2 to the consolidated financial statements of the predecessor legal entity,
     Advantage Energy Income Fund (the "Fund"), for the year ended December
     31, 2008, except as described below. These interim financial statement note disclosures do not include all of those required by Canadian GAAP applicable for annual financial statements. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Fund for the year ended December
     31, 2008 as set out in the Fund's Annual Report.

     1.  Business and Structure of Advantage

         Advantage is a growth oriented intermediate oil and natural gas exploration and production corporation with properties located in
         Western Canada. Advantage was created on July 9, 2009, through the successful completion of a plan of arrangement pursuant to an information circular dated June 5, 2009. Advantage Energy Income Fund was dissolved and converted into the corporation, Advantage Oil and
         Gas Ltd., with each Trust Unit converted into one Common Share.
         Advantage does not currently pay a dividend.

     2.  Changes in Accounting Policies

         (a) Goodwill and intangible assets

             In February 2008, the Canadian Institute of Chartered Accountants
             ("CICA") issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and
             Section 3450, Research and Development Costs. The new Section
             became effective January 1, 2009. Management has implemented the new Section and there was no impact for the financial statements of the Corporation.

         (b) Recent accounting pronouncements issued but not implemented

             (i)  International Financial Reporting Standards ("IFRS")

                  In February 2008, the CICA Accounting Standards Board
                  confirmed that IFRS will replace Canadian GAAP effective
                  January 1, 2011 for publicly accountable enterprises.
                  Management is currently evaluating the effects of all
                  current and pending pronouncements of the International
                  Accounting Standards Board on the financial statements of
                  the Corporation, and has developed a plan for
                  implementation.

         (c) Comparative figures

             Certain comparative figures have been reclassified to conform to the current period presentation.

     3.  Fixed Assets

                                                   Accumulated
                                                  Depletion and    Net Book
         September 30, 2009               Cost     Depreciation      Value
         ---------------------------------------------------------------------
         Petroleum and natural gas
          properties                  $ 3,159,534   $ 1,340,075   $ 1,819,459
         Furniture and equipment           11,733         7,784         3,949
         ---------------------------------------------------------------------
                                      $ 3,171,267   $ 1,347,859   $ 1,823,408
         ---------------------------------------------------------------------

                                                   Accumulated
                                                  Depletion and    Net Book
         December 31, 2008                Cost     Depreciation      Value
         ---------------------------------------------------------------------
         Petroleum and natural gas
          properties                  $ 3,299,657   $ 1,140,710   $ 2,158,947
         Furniture and equipment           11,572         6,653         4,919
         ---------------------------------------------------------------------
                                      $ 3,311,229   $ 1,147,363   $ 2,163,866
         ---------------------------------------------------------------------

         In July 2009, Advantage closed two asset dispositions for net proceeds of $243.6 million, subject to further adjustments.

     4.  Capital Lease Obligations

         The Corporation has capital leases on a variety of fixed assets.
         Future minimum lease payments at September 30, 2009 consist of the following:

         2009                         $       838
         2010                               2,200
         2011                               1,925
         -----------------------------------------
                                            4,963
         Less amounts representing
          interest                           (284)
         -----------------------------------------
                                            4,679
         Current portion                   (2,638)
         -----------------------------------------
                                      $     2,041
         -----------------------------------------

     5.  Convertible debentures

         The balance of debentures outstanding at September 30, 2009 and changes in the liability and equity components during the nine months ended September 30, 2009 are as follows:

                                    8.25%       8.75%       7.50%
         ---------------------------------------------------------
         Trading symbol           AAV.DBB     AAV.DBF     AAV.DBC
         Debentures
          outstanding          $        -  $        -  $        -
         ---------------------------------------------------------
         Liability component:
           Balance at December
            31, 2008           $    4,859  $   29,687  $   51,579
         Accretion of discount          8         152         689
         Matured                   (4,867)    (29,839)    (52,268)
         ---------------------------------------------------------
         Balance at September
          30, 2009             $        -  $        -  $        -
         ---------------------------------------------------------
         Equity component:
           Balance at December
            31, 2008           $      248  $      852  $    2,248
         Expired                     (248)       (852)     (2,248)
         ---------------------------------------------------------
         Balance at September
          30, 2009             $        -  $        -  $        -

                                    6.50%       7.75%       8.00%       Total
         ---------------------------------------------------------------------
         Trading symbol           AAV.DBE     AAV.DBD     AAV.DBG
         Debentures
          outstanding          $   69,927  $   46,766  $   15,528  $  132,221
         ---------------------------------------------------------------------
         Liability component:
           Balance at December
            31, 2008           $   68,807  $   44,964  $   15,078  $  214,974
           Accretion of
            discount                  558         456         112       1,975
           Matured                      -           -           -     (86,974)
         ---------------------------------------------------------------------
           Balance at September
            30, 2009           $   69,365  $   45,420  $   15,190  $  129,975
         ---------------------------------------------------------------------
         Equity component:
           Balance at December
            31, 2008           $    2,971  $    2,286  $      798  $    9,403
           Expired                      -           -           -      (3,348)
         ---------------------------------------------------------------------
           Balance at September
            30, 2009           $    2,971  $    2,286  $      798  $    6,055
         ---------------------------------------------------------------------

         During the nine months ended September 30, 2009, there were no convertible debenture conversions (September 30, 2008 - $25,000 converted resulting in the issuance of 1,001 Trust Units).

         The principal amount of 8.25% convertible debentures matured on
         February 1, 2009 and was settled by issuing 946,887 Trust Units. The
         8.75% convertible debentures matured and were settled with $29.8 million in cash on June 30, 2009. The 7.50% convertible debentures matured and were settled with $52.3 million in cash on September 30,
         2009.

     6.  Bank Indebtedness
                                                    September 30, December 31,
                                                            2009         2008
         ---------------------------------------------------------------------
         Revolving credit facility                     $  330,800  $  587,404
         Discount on Bankers Acceptances and other fees    (3,051)     (2,687)
         ---------------------------------------------------------------------
         Balance, end of period                        $  327,749  $  584,717
         ---------------------------------------------------------------------

         Advantage has a $525 million credit facility agreement with a syndicate of financial institutions which consists of a $505 million extendible revolving loan facility and a $20 million revolving operating loan facility. The loan's interest rate is based on either prime, US base rate, LIBOR or bankers' acceptance rates, at the
         Corporation's option, subject to certain basis point or stamping fee adjustments ranging from 1.5% to 4.0% depending on the Corporation's debt to cash flow ratio. The credit facilities are collateralized by a $1 billion floating charge demand debenture, a general security agreement and a subordination agreement from the Corporation covering all assets and cash flows. The amounts available to Advantage from time to time under the credit facilities are based upon the borrowing base determined by the lenders and which is re-determined on a semi-
         annual basis by those lenders. The credit facilities are subject to review on an annual basis with the next renewal due in June 2010.
         Various borrowing options are available under the credit facilities, including prime rate-based advances, US base rate advances, US dollar
         LIBOR advances and bankers' acceptances loans. The credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a one year term facility with the principal payable at the end of such one year term. The credit facilities contain standard commercial covenants for facilities of this nature.
         The only financial covenant is a requirement for Advantage to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four quarter basis. The credit facilities also prohibit the Corporation from entering into any derivative contract where the term of such contract exceeds three years.
         Further, the aggregate of such contracts cannot hedge greater than
         60% of total estimated oil and gas production over two years and 50%
         over the third year, except for the initial period ended December
         31, 2009 whereby the Corporation shall not hedge greater than 80% of total estimated oil and gas production. Breach of any covenant will result in an event of default in which case Advantage has 20 days to remedy such default. If the default is not remedied or waived, and if required by the lenders, the administrative agent of the lenders has the option to declare all obligations under the credit facilities to be immediately due and payable without further demand, presentation, protest, days of grace, or notice of any kind. Dividends to shareholders are subordinated to the repayment of any amounts owing under the credit facilities. Dividends to shareholders are not permitted if the Corporation is in default of such credit facilities or if the amount of outstanding indebtedness under such facilities exceeds the then existing current borrowing base. Interest payments under the debentures are also subordinated to indebtedness under the credit facilities and payments under the debentures are similarly restricted. For the nine months ended September 30, 2009, the average effective interest rate on the outstanding amounts under the facility was approximately 4.4% (September 30, 2008 - 5.2%).

     7.  Asset Retirement Obligations

         A reconciliation of the asset retirement obligations is provided below:

                                               Nine months ended   Year ended
                                                    September 30, December 31,
                                                            2009         2008
         ---------------------------------------------------------------------
         Balance, beginning of period                  $   73,852  $   60,835
         Accretion expense                                  4,102       4,186
         Liabilities incurred                                 559       1,526
         Change in estimates                               15,918      16,564
         Property dispositions                            (22,275)          -
         Liabilities settled                               (4,490)     (9,259)
         ---------------------------------------------------------------------
         Balance, end of period                        $   67,666  $   73,852
         ---------------------------------------------------------------------

     8.  Other Liability

         In August 2009, Advantage vacated an office location as the space was no longer required. Advantage has not currently subleased the office space and is obligated to make lease payments for the remainder of the life of the lease, which terminates in November 2012. As a result, the full fair value of future scheduled lease payments has been recognized as general and administrative expense with a corresponding liability. Fair value was determined on a present value basis, using a credit-adjusted risk free rate of 7%.

         A reconciliation of the other liability is as follows:

                                                            Nine months ended
                                                           September 30, 2009
         ---------------------------------------------------------------------
         Office lease liability incurred                           $    3,781
         Accretion expense                                                 22
         Liability settled                                               (109)
         ---------------------------------------------------------------------
         Balance, end of period                                    $    3,694
         ---------------------------------------------------------------------

     9.  Shareholders' Equity

         (a) Share capital

             (i)  Authorized

                  The Corporation is authorized to issue an unlimited number of shares without nominal or par value.

             (ii) Issued

                                                 Number of Shares      Amount
         ---------------------------------------------------------------------
         Issued on conversion to a corporation        162,197,790  $2,186,778
         Issued pursuant to Restricted Share
          Performance Incentive Plan                      278,627      1,606
         ---------------------------------------------------------------------
         Balance at September 30, 2009                162,476,417  $2,188,384
         ---------------------------------------------------------------------

         On July 9, 2009, the Fund successfully completed the plan of arrangement pursuant to an information circular dated June 5, 2009.
         Advantage Energy Income Fund was dissolved and converted into the corporation, Advantage Oil and Gas Ltd., with each Trust Unit converted into one Common Share.

         (b) Unit capital

                                                 Number of Units       Amount
         ---------------------------------------------------------------------
         Balance at December 31, 2008                142,824,854  $ 2,077,760
         Distribution reinvestment plan                1,263,158        5,211
         Issued on maturity of debentures                946,887        4,867
         Issued pursuant to Restricted Trust
          Unit Plan                                      171,093          939
         Management internalization forfeitures           (7,862)        (159)
         Units issued, less costs net of future
          taxes                                       17,000,000       98,161
         Units purchased from dissenting
          Unitholders                                       (340)          (1)
         Cancelled on conversion to a corporation   (162,197,790)  (2,186,778)
         ---------------------------------------------------------------------
         Balance at July 9, 2009                               -  $         -
         ---------------------------------------------------------------------

         On June 23, 2006, the Fund internalized the external management contract structure and eliminated all related fees for total original consideration of 1,933,208 Trust Units initially valued at
         $39.1 million and subject to escrow provisions over a 3-year period, vesting one-third each year beginning June 23, 2007.  For the nine months ended September 30, 2009, a total of 7,862 Trust Units issued for the management internalization were forfeited (September 30, 2008
         - 5,111 Trust Units) and $1.7 million has been recognized as management internalization expense (September 30, 2008 - $6.0 million). All Trust Units in respect of management internalization were issued and none remained held in escrow (December 31, 2008 -
         564,612 Trust Units remained in escrow).

         Prior to converting to a corporation on July 9, 2009, 1,263,158 Trust
         Units (September 30, 2008 - 2,918,047 Trust Units) were issued under the Premium Distribution(TM), Distribution Reinvestment and Optional
         Trust Unit Purchase Plan, generating $5.2 million (September 30, 2008
         - $30.7 million) reinvested in the Fund. The Premium
         Distribution (TM), Distribution Reinvestment and Optional Trust Unit
         Purchase Plan was discontinued on March 18, 2009, concurrent with the discontinuation of cash distributions.

         The principal amount of 8.25% convertible debentures matured on
         February 1, 2009 and was settled by issuing 946,887 Trust Units.

         On July 7, 2009, the Fund successfully closed a bought deal financing with 17 million Trust Units issued at $6.00 each, for gross proceeds of $102 million, less $3.8 million related to $5.2 million of issuance costs net $1.4 million of future taxes.

     (c) Contributed surplus

                                               Nine months ended   Year ended
                                                    September 30, December 31,
                                                            2009         2008
         ---------------------------------------------------------------------
         Balance, beginning of period                    $    287  $    2,005
         Equity-based compensation                          1,578      (1,256)
         Exercise of Trust Unit Rights                          -        (691)
         Expiration of convertible debentures equity
          component                                         3,348         229
         ---------------------------------------------------------------------
         Balance, end of period                          $  5,213  $      287
         ---------------------------------------------------------------------

     (d) Equity-based compensation

         Prior to the conversion to a corporation, the Fund had a Restricted
         Trust Unit Plan and granted Restricted Trust Units ("RTUs") to service providers in January 2009. This grant was related to 2008 and valued at $3.8 million to be issued in Trust Units at $5.49 per Trust
         Unit. The Fund's 2008 annual return was within the top two-thirds of the approved peer group and the Board of Directors granted RTUs at their discretion. The RTUs were deemed to be granted in January 2009 with 171,093 Trust Units issued for the first one-third of the grant that vested immediately and 379,009 RTUs representing the remaining two-thirds of the grant that will vest over the subsequent two anniversary dates. Since conversion to a corporation, the RTUs are now considered restricted shares and will be settled by the issuance of shares of the Corporation, with corresponding compensation expense recognized over the service period. There were no other RTU grants made by the Fund during prior years and no related compensation expense has been recognized.

         Upon conversion to a corporation on July 9, 2009, Advantage implemented a new Restricted Share Performance Incentive Plan
         ("RSPIP" or the "Plan") as approved by the shareholders with the purpose to retain and attract employees, to reward and encourage performance, and to focus employees on operating and financial performance that results in lasting shareholder return. The Plan authorizes the Board of Directors to grant restricted shares to service providers of the Corporation, including directors, officers, employees and consultants. The number of restricted shares granted is based on the Corporation's share price return for a twelve-month period and compared to a peer group approved by the Board of
         Directors. The share price return is calculated at the end of each and every quarter and is primarily based on the 12-month change in the share price. If the share price return for a 12-month period is positive, a restricted share grant will be calculated based on the return. If the share price return for a 12-month period is negative, but the return is still within the top two-thirds of the approved peer group performance, the Board of Directors may choose a discretionary restricted share grant. The restricted share grants generally vest one-third immediately on grant date, with the remaining two-thirds vesting evenly on the following two yearly anniversary dates. The holders of restricted shares may elect to receive cash upon vesting in lieu of the number of shares to be issued, subject to consent of the Corporation. Compensation cost related to the Plan is recognized as compensation expense within general and administrative expense over the service period and incorporates the share grant price, the estimated number of restricted shares to vest, and certain management estimates. The maximum amount of restricted shares granted in any one quarter is limited to 50% of the base salaries of those individuals
         participating in the Plan for such period.

         In conjunction with the corporate conversion, a transitional award of restricted shares to service providers was approved by shareholders valued at $8.4 million to be issued in shares at $5.80 per share. The restricted shares were deemed to be granted in September 2009 with
         251,867 shares issued for the first one-quarter of the grant that vested immediately and 1,090,207 restricted shares representing the remaining three-quarters of the grant that will vest over the subsequent three anniversary dates. Compensation expense is recognized over the service period and included in general and administrative expense.

         In July 2009, the Corporation issued 26,760 shares related to restricted shares that vested upon employee terminations.

         In October 2009, the first RSPIP grant was made to service providers and valued at $8.3 million to be issued in shares at $7.23 per share.
         A total of 259,573 shares were issued for the first one-third of the grant that vested immediately and 768,851 restricted shares representing the remaining two-thirds of the grant that will vest over the subsequent two anniversary dates. No compensation expense was included in general and administrative expense for the three and nine month periods ended September 30, 2009 as this grant was deemed to occur after September 30, 2009.

     (e) Net income (loss) per share

         The calculations of basic and diluted net income (loss) per share are derived from both net income (loss) available to shareholders and weighted average shares outstanding, calculated as follows:

                                  Three months ended       Nine months ended
                                 Sept. 30,   Sept. 30,   Sept. 30,   Sept. 30,
                                     2009        2008        2009        2008
         ---------------------------------------------------------------------
         Income (loss) available
          to Shareholders
           Basic               $  (53,293) $  113,391  $  (72,213) $   74,900
           Interest and
            accretion on
            convertible
            debentures                  -       4,133           -           -
         ---------------------------------------------------------------------
           Diluted             $  (53,293) $  117,524  $  (72,213) $   74,900
         ---------------------------------------------------------------------

         Weighted average shares outstanding
           Basic              161,182,480 140,192,094 149,915,761 138,806,106
           Trust Units Rights           -           -           -      22,339
           Management
            internalization             -     318,490           -     539,752
           Convertible
            debentures                  -   8,775,293           -           -
         ---------------------------------------------------------------------
           Diluted            161,182,480 149,285,877 149,915,761 139,368,197
         ---------------------------------------------------------------------
         The calculation of diluted net income (loss) per share excludes all series of convertible debentures for both the three and nine months ended September 30, 2009, and the nine months ended September 30,
         2008 as the impact on these periods would be anti-dilutive. Total weighted average shares issuable in exchange for the convertible debentures and excluded from the diluted net loss per share calculation for the three and nine months ended September 30, 2009 were 8,345,392 and 8,964,955 shares, respectively. Total weighted average shares issuable in exchange for the convertible debentures and excluded from the diluted net income per share calculation for the nine months ended September 30, 2008 was 9,775,877.

         Unvested restricted shares granted have been excluded from the calculation of diluted net loss per share for the three and nine months ended September 30, 2009, as the impact would have been anti-
         dilutive. Total weighted average shares issuable in exchange for the restricted shares and excluded from the diluted net loss per share calculation for the three and nine months ended September 30, 2009 were 196,831 and 180,076, respectively.

         Management internalization escrowed Trust Units have been excluded from the calculation of diluted net loss per share for the nine months ended September 30, 2009, as the impact would have been anti-
         dilutive. Total weighted average shares issuable in exchange for the
         Management internalization escrowed Trust Units and excluded from the diluted net loss per share calculation for the nine months ended
         September 30, 2009 was 254,161.

     10. Financial Instruments

         Financial instruments of the Corporation include accounts receivable, deposits, accounts payable and accrued liabilities, bank
         indebtedness, convertible debentures, other liabilities and derivative assets and liabilities.

         Accounts receivable and deposits are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities, bank indebtedness and other liabilities are all classified as other liabilities and similarly measured at amortized cost. As at September 30, 2009, there were no significant
         differences between the carrying amounts reported on the balance sheet and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank indebtedness.

         The Corporation has convertible debenture obligations outstanding, of which the liability component has been classified as other liabilities and measured at amortized cost. The convertible debentures have different fixed terms and interest rates (note 5)
         resulting in fair values that will vary over time as market conditions change. As at September 30, 2009, the estimated fair value of the total outstanding convertible debenture obligation was $133.2 million (December 31, 2008 - $191.2 million). The fair value of convertible debentures was determined based on the public trading activity of such debentures.

         Advantage has an established strategy to manage the risk associated with changes in commodity prices by entering into derivatives, which are recorded at fair value as derivative assets and liabilities with gains and losses recognized through earnings. As the fair value of the contracts varies with commodity prices, they give rise to financial assets and liabilities. The fair values of the derivatives are determined through valuation models completed internally and by third parties. Various assumptions based on current market information were used in these valuations, including settled forward commodity prices, interest rates, foreign exchange rates, volatility and other relevant factors. The actual gains and losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

         Credit Risk

         Accounts receivable, deposits, and derivative assets are subject to credit risk exposure and the carrying values reflect Management's assessment of the associated maximum exposure to such credit risk.
         Advantage mitigates such credit risk by closely monitoring significant counterparties and dealing with a broad selection of partners that diversify risk within the sector. The Corporation's deposits are primarily due from the Alberta Provincial government and are viewed by Management as having minimal associated credit risk. To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. In addition, the Corporation only enters into derivative contracts with major national banks and international energy firms to further mitigate associated credit risk.

         Substantially all of the Corporation's accounts receivable are due from customers and joint operation partners concentrated in the
         Canadian oil and gas industry. As such, accounts receivable are subject to normal industry credit risks.  As at September 30, 2009,
         $8.6 million or 21% of accounts receivable are outstanding for 90 days or more (December 31, 2008 - $14.2 million or 17% of accounts receivable). The Corporation believes that the entire balance is collectible, and in some instances we have the ability to mitigate risk through withholding production or offsetting payables with the same parties. Management has provided for an allowance for doubtful accounts of $1.0 million at September 30, 2009.

         Liquidity Risk

         The Corporation is subject to liquidity risk attributed from accounts payable and accrued liabilities, bank indebtedness, convertible debentures, other liabilities, and derivative liabilities. Accounts payable and accrued liabilities, and derivative liabilities are primarily due within one year of the balance sheet date and Advantage does not anticipate any problems in satisfying the obligations from cash provided by operating activities and the existing credit facility. The Corporation's bank indebtedness is subject to a $525 million credit facility agreement.  Although the credit facility is a source of liquidity risk, the facility also mitigates liquidity risk by enabling Advantage to manage interim cash flow fluctuations. The credit facility constitutes a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a one year term facility with the principal payable at the end of such one year term. The terms of the credit facility are such that it provides Advantage adequate flexibility to evaluate and assess liquidity issues if and when they arise.
         Additionally, the Corporation regularly monitors liquidity related to obligations by evaluating forecasted cash flows, optimal debt levels, capital spending activity, working capital requirements, and other potential cash expenditures. This continual financial assessment process further enables the Corporation to mitigate liquidity risk.

         Advantage has several series of convertible debentures outstanding that mature from 2010 to 2011 (note 5). Interest payments are made semi-annually with excess cash provided by operating activities. As the debentures become due, the Corporation can satisfy the obligations in cash or issue shares at a price determined in the applicable debenture agreements. This settlement alternative allows the Corporation to adequately manage liquidity, plan available cash resources and implement an optimal capital structure.

         To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to liquidity risk as derivative liabilities become due. While the Corporation has elected not to follow hedge accounting, derivative instruments are not entered for speculative purposes and Management closely monitors existing commodity risk exposures. As such, liquidity risk is mitigated since any losses actually realized are subsidized by increased cash flows realized from the higher commodity price environment.

         The timing of cash outflows relating to financial liabilities are as follows:

                               Less than       One to     Four to
                                one year  three years  five years  Thereafter
         ---------------------------------------------------------------------
         Accounts payable and
          accrued liabilities  $   87,715  $        -  $        -  $        -
         Derivative liabilities     8,796       2,785           -           -
         Other liabilities          1,304       2,825           -
         Bank indebtedness
          - principal                   -     330,800           -           -
          - interest               18,189      13,642           -           -
         Convertible debentures
          - principal              69,927      62,294           -           -
          - interest                9,412       7,299           -           -
         ---------------------------------------------------------------------
                               $  195,343  $  419,645  $        -  $        -
         ---------------------------------------------------------------------

         The Corporation's bank indebtedness does not have specific maturity dates. It is governed by a credit facility agreement with a syndicate of financial institutions (note 6).  Under the terms of the agreement, the facility is reviewed annually, with the next review scheduled in June 2010. The facility is revolving, and is extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facility is converted at that time into a one year term facility, with the principal payable at the end of such one year term.  Management fully expects that the facility will be extended at each annual review.

         Interest Rate Risk

         The Corporation is exposed to interest rate risk to the extent that bank indebtedness is at a floating rate of interest and the
         Corporation's maximum exposure to interest rate risk is based on the effective interest rate and the current carrying value of the bank indebtedness. The Corporation monitors the interest rate markets to ensure that appropriate steps can be taken if interest rate volatility compromises the Corporation's cash flows. A 1% increase in interest rates for the nine months ended September 30, 2009 could have decreased net income by approximately $2.8 million for that period.

         Price and Currency Risk

         Advantage's derivative assets and liabilities are subject to both price and currency risks as their fair values are based on assumptions including forward commodity prices and foreign exchange rates. The Corporation enters derivative financial instruments to manage commodity price risk exposure relative to actual commodity production and does not utilize derivative instruments for speculative purposes. Changes in the price assumptions can have a significant effect on the fair value of the derivative assets and liabilities and thereby impact net loss. It is estimated that a 10%
         increase in the forward natural gas prices used to calculate the fair value of the natural gas derivatives at September 30, 2009 could increase net loss by approximately $9.2 million for the nine months ended September 30, 2009. As well, an increase of 10% in the forward crude oil prices used to calculate the fair value of the crude oil derivatives at September 30, 2009 could increase net loss by $6.0 million for the nine months ended September 30, 2009. An increase of
         10% in the forward power prices used to calculate the fair value of the power derivatives at September 30, 2009 would not materially increase net loss for the nine months ended September 30, 2009. A similar increase in the currency rate assumption underlying the derivatives fair value does not materially increase net loss.

         As at September 30, 2009 the Corporation had the following derivatives in place:

         Description
         of Derivative           Term              Volume       Average Price
         ---------------------------------------------------------------------
         Natural gas - AECO
           Fixed price       April 2009 to      9,478 mcf/d     Cdn $8.66/mcf
                              December 2009
           Fixed price       April 2009 to      9,478 mcf/d     Cdn $8.67/mcf
                              December 2009
           Fixed price       April 2009 to      9,478 mcf/d     Cdn $8.94/mcf
                              December 2009
           Fixed price       April 2009 to      14,217 mcf/d    Cdn $7.59/mcf
                              March 2010
           Fixed price       April 2009 to      14,217 mcf/d    Cdn $7.56/mcf
                              March 2010
           Fixed price       January 2010 to    14,217 mcf/d    Cdn $8.23/mcf
                              June 2010
           Fixed price       January 2010 to    18,956 mcf/d    Cdn$7.29/mcf
                              December 2010
           Fixed price       April 2010 to      18,956 mcf/d    Cdn$7.25/mcf
                              January 2011

         Crude oil - WTI
           Collar            April 2009 to      2,000 bbls/d    Bought put
                              December 2009                     Cdn $62.00/bbl
                                                                Sold call
                                                                Cdn $76.00/bbl
           Fixed price       April 2009 to      2,000 bbls/d    Cdn$62.80/bbl
                              March 2010
           Fixed price       April 2010 to      2,000 bbls/d    Cdn$69.50/bbl
                              January 2011

         Electricity -
          Alberta Pool Price
           Fixed price       March 2009 to            2.0 MW    Cdn$75.43/MWh
                              December 2009

         As at September 30, 2009, the fair value of the derivatives outstanding resulted in an asset of approximately $43.2 million
         (December 31, 2008 - $42.6 million) and a liability of approximately
         $11.6 million (December 31, 2008 - $1.7 million). For the nine months ended September 30, 2009, $9.3 million was recognized in income as an unrealized derivative loss (September 30, 2008 - $4.8 million unrealized derivative gain) and $70.2 million was recognized in income as a realized derivative gain (September 30, 2008 - $40.9 million realized derivative loss).

     11. Capital Management

         The Corporation manages its capital with the following objectives:

         -  To ensure sufficient financial flexibility to achieve the ongoing business objectives including replacement of production, funding of future growth opportunities, and pursuit of accretive
            acquisitions; and
         -  To maximize shareholder return through enhancing the share value.

         Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general.
         The capital structure of the Corporation is composed of working capital (excluding derivative assets and liabilities), bank indebtedness, convertible debentures, capital lease obligations and shareholders' equity.  Advantage may manage its capital structure by issuing new shares, repurchasing outstanding shares, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, implementing a dividend reinvestment plan, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

         Advantage's capital structure as at September 30, 2009 is as follows:

                                                           September 30, 2009
         ---------------------------------------------------------------------
         Bank indebtedness (long-term)                             $  330,800
         Working capital deficit(1)                                   109,581
         ---------------------------------------------------------------------
         Net debt                                                     440,381
         Shares outstanding market value                            1,229,946
         Convertible debentures maturity value (long-term)             62,294
         Capital lease obligations (long-term)                          2,041
         ---------------------------------------------------------------------
         Total capitalization                                      $1,734,662
         ---------------------------------------------------------------------

         (1) Working capital deficit includes accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities,and the current portion of capital lease obligations and convertible debentures.

         The Corporation's bank indebtedness is governed by a $525 million credit facility agreement (note 6) that contains standard commercial covenants for facilities of this nature.  The only financial covenant is a requirement for Advantage to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four quarter basis. The Corporation is in compliance with all credit facility covenants. As well, the borrowing base for the Corporation's credit facilities is determined through utilizing Advantage's regular reserve estimates. The banking syndicate thoroughly evaluates the reserve estimates based upon their own commodity price expectations to determine the amount of the borrowing base. Revision or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing base of the Corporation.

         Management of the Corporation's capital structure is facilitated through its financial and operational forecasting processes. The forecast of the Corporation's future cash flows is based on estimates of production, commodity prices, forecast capital and operating expenditures, and other investing and financing activities. The forecast is regularly updated based on new commodity prices and other changes, which the Corporation views as critical in the current environment. Selected forecast information is frequently provided to the Board of Directors.

         The Corporation's capital management objectives, policies and processes have remained unchanged during the nine month period ended
         September 30, 2009.

     12. Commitments

         Advantage has several lease commitments relating to office buildings.
         The estimated remaining annual minimum operating lease rental payments for the buildings are as follows, of which $3.8 million is recognized in other liabilities (note 8):

         2009                  $      966
         2010                       3,878
         2011                       1,471
         2012                       1,072
         ---------------------------------
                               $    7,387
         ---------------------------------
     >>

     Advisory

     The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private
Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements.
Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate",
"demonstrate", "expect", "may", "will", "project", "predict", "potential",
"targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, individual wells, regions, properties or projects. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations;
volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law,
Advantage undertakes no obligation to publicly update or revise any forward-looking statements. For additional risk factors in respect of
Advantage and its business, please refer to its Annual Information Form dated
March 19, 2009 which is available on SEDAR at www.sedar.com and
www.advantageog.com.
     References in this press release to initial test production rates, initial "productivity", initial "flow" rates, "flush" production rates and
"behind pipe production" are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage.
     Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel. "TCF" stands for trillion cubic feet of natural gas. Such conversion rates are based on an energy equivalency conversion method application at the burner tip and do not represent an economic value equivalency at the wellhead.
     This press release contains references to estimates of natural gas classified as discovered petroleum initially in place and contingent resources which are not, and should not be confused with, estimates of oil and gas reserves. "Discovered petroleum initially in place" is defined in the Canadian
Oil and Gas Evaluation Handbook (the "COGE Handbook") as the quantity of hydrocarbons that are estimated to be in place within a known accumulation.
Discovered petroleum initially in place is divided into recoverable and unrecoverable portions, with the estimated future recoverable portion classified as reserves and contingent resources. "Contingent resources" is defined in the COGE Handbook as the quantity of petroleum that is estimated to be potentially recoverable from known accumulations using established technology or technology under development which are not currently considered to be commercially recoverable due to one or more contingencies. There is no certainty that it will be commercially viable to produce any portion of the discovered petroleum initially in place or contingent resources. There are a number of contingencies associated with the development of the Montney resources relating to performance from new and existing wells, future drilling programs, the lack of infrastructure, well density per section, recovery factors and development necessarily involves known and unknown risks and uncertainties, including those risks identified in this press release. The estimates of discovered petroleum initially in place and contingent resources represents the best estimate, as defined in the COGE Handbook, of such resources. The contingent resources estimated by Sproule have not been adjusted for risk based on the chance of development. There is no certainty that the resources will be developed and, if developed, there is no certainty that it will be commercially viable to produce any portion of the reported contingent resources for the Montney zones.
     Finding and development costs have been calculated in accordance with section 5.15 of National Instrument 51-101 Standards of Disclosure for Oil and
Gas Activities which requires changes in FDC to be included in the calculation of finding and development costs. Advantage has also provided the calculation of finding and development costs excluding changes in FDC as indicated above.
The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated FDC generally will not reflect total finding and development costs related to reserve additions for that year. The disclosure of finding and development costs for Glacier does not include comparative information of finding and development costs for the years ended 2007 and 2006 as finding and development costs were not calculated for the Glacier properties for the years ended 2007 and 2006.

     %CIK: 0001468079

     /For further information: Investor Relations, Toll free: 1-866-393-0393,
ADVANTAGE OIL & GAS LTD., 700, 400 -3rd Avenue SW, Calgary, Alberta, T2P 4H2,
Phone: (403) 718-8000, Fax: (403) 718-8300, Web Site: www.advantageog.com,
E-mail: ir(at)advantageog.com/
     (AAV.DB.C. AAV.DB.E. AAV.DB.D. AAV.DB.G. AAV. AAV)

CO:  Advantage Oil & Gas Ltd.

CNW 22:54e 12-NOV-09